UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Enclosed:

Technical Report and Mineral Recources Update on the Brucejack Project
Effective date: April 3, 2012

Final

Pretium Resources Inc.: Brucejack Project

Mineral Resources Update Technical Report

3 April 2012

Prepared By	Ivor W.O. Jones M.Sc., CP, FAusIMM, Senior Principal Consultant Snowden Mining Industry Consultants

Office Locations

Perth
87 Colin St, West Perth WA 6005
AUSTRALIA

PO Box 77, West Perth  WA 6872
AUSTRALIA
Tel:         +61 8 9213 9213
Fax:            +61 8 9322 2576
ABN:            99 085 319 562
perth@snowdengroup.com

Brisbane
Level 15, 300 Adelaide Street
Brisbane  QLD  4000 AUSTRALIA
PO Box 2207, Brisbane  QLD 4001 AUSTRALIA
Tel:           +61 7 3231 3800
Fax:            +61 7 3211 9815
ABN:           99 085 319 562
brisbane@snowdengroup.com

Johannesburg
Technology House ,Greenacres Office Park, Cnr. Victory and Rustenburg Roads, Victory Park
JOHANNESBURG 2195 SOUTH AFRICA
PO Box 2613, Parklands 2121
SOUTH AFRICA
Tel:        + 27 11 782 2379
Fax:           + 27 11 782 2396
Reg No. 1998/023556/07
johannesburg@snowdengroup.com

Vancouver
Suite 550, 1090 West Pender St, VANCOUVER BC V6E 2N7 CANADA
Tel:        +1 604 683 7645
Fax:           +1 604 683 7929
Reg No. 557150
vancouver@snowdengroup.com

Calgary
Suite 850, 550 11th Avenue SW CALGARY, ALBERTA T2R 1M7
Tel        +1 403 452 5559
Fax        +1 403 452 5988 calgary@snowdengroup.com

Belo Horizonte
Afonso Pena 2770, CJ 201 A 205
Funcionários, 30.130-007, BELO HORIZONTE  MG  BRASIL
Tel:        +55 (31) 3222-6286
Fax:           +55 (31) 3222-6286
belohorizonte@snowdengroup.com

Oxford
Lvl 3, The Magdalen Centre 1 Robert Robinson Avenue The Oxford Science Park OXFORD OX4 4GA
Tel:        +44 1865 784 884
Fax:           +44 1865 784 888 oxford@snowdengroup.com
Website
www.snowdengroup.com

This report was prepared as a National Instrument 43-101 (NI 43-101) Technical Report, in accordance with Form 43-101F1, for Pretium Resources Inc. by Snowden. The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in Snowden’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Pretium Resources Inc., subject to the terms and conditions of its contract with Snowden. That contract permits Pretium Resources Inc. to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party’s sole risk.

© 2012

Issued by: Vancouver Office Doc Ref: 120430_FINAL_Pretivm_NI43101_Report.docx Last Edited: 30/04/2012 2:54:00 PM Number of copies Snowden: 2 Pretium Resources Inc.: 2

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Pretium Resources Inc.: Brucejack Project Mineral Resources Update Technical Report

1	Summary			8
	1.1	Geology and mineralization		9
	1.2	Metallurgical testwork		10
	1.3	Drilling, sampling and assaying		10
	1.4	Mineral Resource estimate		11
	1.5	Recommendations		14
		1.5.1	Metallurgical testwork	14
		1.5.2	Mineral Resource Estimates	14

2	Introduction			16
	2.1	Terms of reference		16
	2.2	Sources of information and data used		16
	2.3	Personal inspections		16

3	Reliance on other experts			17

4	Property description and location			18
	4.1	Tenure		18
	4.2	Status of mining titles		18
		4.2.1	Confirmation of tenure	19
	4.3	Royalties, fees and taxes		19
	4.4	Location		20

5	Accessibility, climate, local resources, infrastructure and physiography			21
	5.1	Climate and physiography		21
		5.1.1	Vegetation	21
	5.2	Accessibility		21
	5.3	Infrastructure		23

6	History			25
	6.1		Work completed by Silver Standard	29
	6.2	Previous feasibility studies at the Property		29
	6.3	Prior mineral production		29
	6.4	Preliminary Economic Assessment 2010		30

7	Geological setting and mineralization			31
	7.1	Regional geological setting		31
	7.2	Local geology		34
		7.2.1	Geology of the Sulphurets Mining Camp	34
		7.2.2	Stratigraphic setting and major mineral deposits	34
		7.2.3	Structural setting and metamorphism	37
		7.2.4	Brucejack Fault and related late brittle structures	39
		7.2.5	Radiometric dating	40

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	7.3	Property geology		40
		7.3.1	Introduction	40
		7.3.2	Stratigraphy	42
		7.3.3	Southern Property map units	43
	7.4	Structural geology		49
		7.4.1	Foliation	49
		7.4.2	Folding	50
		7.4.3	Brittle faulting	50
	7.5	Mineralization and alteration		51
		7.5.1	General introduction	51
		7.5.2	Alteration overview	51
		7.5.3	Mineralization overview	52
	7.6	Details of Property mineralization		54

8	Deposit types			68

9	Exploration			69

10	Drilling			72
	10.1	Historical drilling		72
	10.2	Silver Standard drilling		72
	10.3	Pretivm drilling		72

11	Sample preparation, analyses and security			75
	11.1	Sample preparation before dispatch of samples		75
	11.2	Analytical laboratory		75
		11.2.1	Method	75
		11.2.2	Density determinations	76
	11.3	Quality assurance and quality control		76
	11.4	Author’s opinion on date sample preparation, security and analytical procedures		77

12	Data verification			78
	12.1	Site verification and independent sampling by P&E		78
	12.2	Data verification by Snowden		79

13	Mineral processing and metallurgical testing			80
	13.1	Introduction		80
	13.2	Summary		80
	13.3	Conclusions		81
	13.4	Recommendations		81

14	Mineral Resource estimates			82
	14.1	Disclosure		82
	14.2	Known issues that materially affect mineral resources		82

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	14.3	Assumptions, methods and parameters		82
	14.4	Data provided		83
	14.5	Geological interpretation and modelling		83
		14.5.1	Domains used for modelling	86
	14.6	Compositing of assay intervals		86
		14.6.1	Summary statistics	86
		14.6.2	Extreme values – gold and silver	87
	14.7	Consideration of grade outliers and estimation method		87
	14.8	Variogram analysis		88
	14.9	Establishment of block models		92
	14.1	Grade interpolation parameters		93
	14.11	Density estimation and assignment		95
	14.12	Prior mining		96
	14.13		Model validation	96
		14.13.1	Global comparisons	96
		14.13.2	Visual validation	96
		14.13.3	Grade trend plots	98
	14.14	Resource classification		98
	14.15	Resource reporting		100
	14.16	Comparison with previous Mineral Resource estimate		103

15	Adjacent properties			105

16	Other relevant data and information			106
	16.1		Preliminary economic assessment 2011	106
	16.2	Updated preliminary economic assessment 2012		106

17	Interpretation and conclusions			107

18	Recommendations			108

19	References			109

20	Certificate of author			111

Tables
Table 1.1	VOK Zone Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)	13
Table 1.2	West Zone Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)	13
Table 1.3	Mineral Resource estimate: VOK Zone and West Zone based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)	14

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Table 4.1	List of mineral claims	18
Table 14.1	VOK Zone and West Zone area extents	83
Table 14.2	Summary statistics of composited data for mineralized domains	87
Table 14.3	Parameters to describe gold grade continuity for the background and low grade population estimates	90
Table 14.4	Parameters to describe gold grade continuity for a range of indicators for the high grade population estimate	91
Table 14.5	Parameters to describe gold grade continuity at the low grade / high grade popualtion threshold	92
Table 14.6	Parameters to describe density continuity	92
Table 14.7	Comparison of the mean composite grade with the mean block model grade for the mineralised domains	96
Table 14.8	VOK Zone Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)	101
Table 14.9	West Zone Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)	101
Table 14.10	Mineral Resource estimate: VOK Zone and West Zone based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)	102
Table 14.11	Contribution of grade populations to the estimate – VOK Zone	102
Table 14.12	Contribution of grade populations to the estimate – West Zone	103
Table 15.1	Mineral reserve estimates for adjacent property	105

Figures
Figure 4.1	Mineral claim map of the Property	20
Figure 5.1	Planned access to the project	22
Figure 5.2	Proposed high voltage Northwest Transmission Line	24
Figure 6.1	West Zone underground vein location plan	27
Figure 6.2	West Zone section 5080S	28
Figure 7.1	Tectonic setting of Brucejack and Snowfield Properties in the north-west Cordillera	32
Figure 7.2	Regional structural and stratigraphic setting of the Brucejack Property and Sulphurets Mining Camp in northwest BC	33
Figure 7.3	Sulphurets Mining Camp geology and mineralization	35
Figure 7.4	Brucejack Property geology	38
Figure 7.5	Brucejack VOK Zone area geology	46
Figure 7.6	VOK Zone level plan 1500 mRL showing geology and drillhole paths	47
Figure 7.7	VOK Zone level plan 1250 mRL showing geology and drillhole paths	48
Figure 7.8	Historical map with mineral deposits and occurrences	53
Figure 7.9	Outline of ten zones Identified on the Property	56
Figure 7.10	West Zone drillholes and assay cross section	58
Figure 7.11	West Zone geological cross section	59
Figure 7.12	VOK Zone geology map	62
Figure 7.13	VOK Zone long section view north	63
Figure 7.14	VOK Zone cross section 426325mE showing geology and drillhole paths	64
Figure 7.15	VOK Zone cross section 426475mE showing geology and drillhole paths	65
Figure 7.16	VOK Zone cross section 426550mE showing geology and drillhole paths	66
Figure 7.17	VOK Zone cross section 426650mE showing geology and drillhole paths	67
Figure 9.1	3-D geophysical model schematic according to Quantec Geoscience MT survey	70
Figure 9.2	3-D Geophysical model schematic according to Quantec MT survey	71
Figure 10.1	Brucejack Property diamond drillhole plan	74
Figure 12.1	P&E independent site visit sample results for gold	78

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Figure 12.2	P&E independent site visit sample results for silver	79
Figure 14.1	Schematic showing the distribution of exploration drillholes	84
Figure 14.2	Cross section showing lithological interpretation and mineralized domain interpretation at the VOK Zone	85
Figure 14.3	Orthogonal view of mineralized domain interpretation at the VOK Zone and West Zone	85
Figure 14.4	Log probability plot showing threshold between lower and higher grade populations for gold and silver	89
Figure 14.5	Example cross section showing estimated gold grades compared to input composites within the mineralised domains for VOK Zone	97
Figure 14.6	Example oblique section showing estimated gold grades compared to input composites within the mineralised domains for West Zone	97
Figure 14.7	Example cross section showing classification of resource estimate for VOK Zone with drilling coloured by gold grade	99
Figure 14.8	Example oblique section showing classification of resource estimate for West Zone with drilling coloured by gold grade	100
Figure 14.9	Schematic showing comparison of current estimation domains with prior P&E domains	104

Appendices

Appendix AList of drillhole collar coordinates 2011 drilling campaign

Appendix BVOK Zone drillhole intersection 2011

Appendix CWest Zone drillhole intersection 2011

Appendix DGrade trend model validation plots

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1	Summary

In January 2012, Snowden Mining Industry Consultants Inc. (“Snowden”) was engaged by Pretium Resources Inc (“Pretivm”), to complete an update of the Mineral Resource estimate for the VOK and West Zones of the Brucejack Project in compliance with National Instrument (“NI”) 43-101 and Form 43-101F1.  The zones are two gold-silver zones of mineralization that are part of Pretivm’s Brucejack Project that was the subject of a (now superseded) preliminary economic assessment in February 2012.

The purpose of this Technical Report is to support the news release of 3 April 2012 in which an updated Mineral Resource estimate was reported for the VOK and West Zones.  Pretivm intends that updated Mineral Resource estimates for the other zones at Brucejack and an updated preliminary economic assessment will be reported in future technical reports.

The Property is situated approximately at 56°28′20″N Latitude by 130°11′31″W Longitude, a position approximately 950 km northwest of Vancouver, 65 km north-northwest of Stewart, and 21 km south-southeast of the Eskay Creek Mine in the Province of British Columbia.  The Brucejack Property consists of six mineral claims totalling 3,199.28 ha in area and all claims are in good standing until 31 January, 2022.

The Property and the surrounding region have a history rich in exploration for precious and base metals dating back to the late 1800s.  More recently in 2009 Silver Standard Resources Inc. began work on the Property.  The 2009 program included drilling, rock-chip and channel sampling, and re-sampling of historical drill core.  In 2010, pursuant to a purchase and sale agreement between Silver Standard (as the seller) and Pretivm (as the buyer), Silver Standard sold to Pretivm all of the issued shares of 0890693 BC Ltd., the owner of the Brucejack Project and the adjacent Snowfield Project.

In 2010, Pretivm’s drill program was designed to further define bulk tonnage mineralization found the previous year, as well as to attempt to define a high grade resource at the VOK Zone.  In this year, a total of 73 diamond drillholes was completed which totaled 33,400 m.  Of this, 11 holes comprising 3,693 m were targeted at the VOK Zone, and 2 holes, totaling 1,119 m at the footwall of West Zone.  In the VOK Zone, wide spaced drilling intersected enough high grade mineralization to confirm the exploration potential of the zone.  The exploration potential included the preliminary definition of some of the ore controls which put the intersections into a geologic context.  The West Zone drilling intersected a broad zone of bulk tonnage mineralization within which were several high grade intersections.

The 2011 diamond drill program was the first in almost 20 years that was focused specifically on defining high grade resources.  In this year a total of 178 holes was completed totaling 72,805 m in holes SU-110 to SU-288.  Included in this were 97 holes (41,219 m) targeted at the VOK Zone, 16 holes (7,471 m) at West Zone, and 21 holes (7,220 m) targeting the surrounding areas.  The remaining drilling was focused on expansion of Shore Zone, testing for structurally controlled high grade mineralization in Galena Hill and Bridge Zones, and testing new target areas.

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1.1	Geology and mineralization

Mineralization on the Brucejack Property has previously been classified as an epithermal gold-silver-copper, low-sulphidation deposit.  While there are certainly many features of the mineralized zones at Brucejack with characteristics of low-sulphidation deposits, such as vein mineralogy (e.g., adularia and acanthite) and the common stockwork veining and breccia-veins, which may suggest a lower temperature and shallower level of emplacement, other features, including the general lack of evidence for colliform banding and open-space filling, have been taken to suggest deeper levels of emplacement for the veining.  Furthermore, other qualities of the zones, such as the relatively high molybdenum content at the Bridge Zone, and the fact that bulk tonnage style gold in some zones may be more closely associated with disseminated anhedral pyrite than with veining, have been taken to suggest that at least some of the zones may be more closely allied to porphyry-style systems.

The West Zone gold-silver deposit is hosted by a north-westerly trending band of intensely altered Lower Jurassic latitic to trachyandesitic volcanic and subordinate sedimentary rocks, as much as 400 m to 500 m thick, which passes between two more competent bodies of hornblende plagioclase hornblende phyric flows.  The stratified rocks dip moderately to steeply to the northeast and are intensely altered, particularly in the immediate area of the precious metals mineralization.

The West Zone comprises at least 10 quartz veins and mineralized quartz stockwork ore shoots, the longest of which has a strike length of ~250 m and a maximum thickness of about ~6 m.  Most mineralized shoots have vertical extents that are greater than their strike lengths.  Geometries of the main veins suggest they represent central and oblique shear veins which developed in response to transpressional strain and mainly ductile deformation.  Crack-seal features shown by most of the veins are evidence of brittle deformation overlapping with crystallization of gangue minerals.  Thus, at the West Zone, it appears as if localized ductile strain may have generated dilatant structures that served as conduits for the hydrothermal fluids, which deposited silica and precious metals, but hydrostatic overpressures within the conduits may have intermittently induced brittle failure along sub-parallel structures.

In terms of hydrothermal alteration, the West Zone is marked by a central silicified zone that passes outwards to a zone of sericite ± quartz ± carbonate and then an outer zone of chlorite ± sericite ± carbonate.  The combined thickness of the alteration zones across the central part of the deposit is 100 m to 150 m.

Gold in the West Zone occurs principally as electrum in quartz veins and is associated with, in decreasing order of abundance, pyrite, sphalerite, chalcopyrite, and galena. Besides being found with gold in electrum, silver occurs in tetrahedrite, pyrargyrite, polybasite and, rarely, stephanite and acanthite.  Gangue mineralogy of the veins is dominated by quartz, with accessory adularia, albite, sericite, and minor carbonate and barite.

The VOK Zone is approximately 500 m south of West Zone, and was initially explored by Esso Minerals in 1981.  It was later explored by Newhawk Gold Mines (NGM) and named the Spine Zone, due to the presence of small, silicified and resistant relatively high-standing stockworks that outcrop in several places along its trend.  This particular stockwork is topographically prominent but generally quite barren.  The early exploration programs included surface grab and trench sampling, with many samples yielding weak to moderately anomalous gold values, but one outstanding sample which returned over 7,000 g/t Au.

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The VOK mineralized zone trends approximately west-northwest to east-southeast.  Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 450 m.  The zone is up to 150 m wide and is bound to the west by the Brucejack Fault but remains open at depth and to the east.

High-grade gold and silver mineralization within the VOK Zone occurs as electrum, and it is generally hosted within quartz-carbonate and quartz-adularia veins and vein stockworks.  While quartz veining and stockworks are common throughout the zone, the majority of gold intersections are confined to a 75 m to 100 m wide zone which closely parallels the axis of the syncline.  Within that zone, the mineralization appears to have been concentrated in localized fold noses and along geologic contacts, in particular along the contact between the overlying pyroclastic rocks and the underlying conglomerate, as well as locally along the margins of flow-banded rhyolite.  Significant intervals of gold mineralization, including several occurrences of visible gold, have been intersected to the west of the VOK Zone, at the Waterloo Zone, suggesting the possibility that the mineralized trend may extend farther west, across the Brucejack Fault.

Gold:silver ratios within the VOK Zone are typically 2:1 or higher, but may vary greatly.  This may be due in part to the relative abundance of electrum in the deposit, or to the local presence of silver sulphide minerals.  Additional precious metals-bearing minerals found in the VOK Zone, typically in trace quantities, include silver sulphides, acanthite, pyargyrite and tetrahedrite, while base metal-bearing sulphides include sphalerite and galena.

1.2	Metallurgical testwork

The review of preliminary test work on the Brucejack mineralization led to the following conclusions:

•	Brucejack mineralization is moderately hard.

•	The test results suggest that the mineralization is amenable to a combined process. The process should include:

-	gravity concentration to recover coarse free gold and silver

-	flotation to produce rougher and scavenger concentrates

-	regrinding on the rougher and scavenger concentrates

-	gravity concentration to recover fine free gold and silver

-	cyanide leaching on gravity concentration tailings to produce gold/silver doré including intensive cyanide leaching.

•	The test results indicate that there is significant variation in metallurgical performance between the mineralization samples.

•	The process conditions from the test work have not yet been optimized. Excess cyanide was used to ensure cyanide dosage was not a limiting factor in evaluation of previous metal recovery.

1.3	Drilling, sampling and assaying

The database used for the VOK Zone estimate contains 156 drillholes for 59,100 m including 9 historical surface drillholes (579 m) and 147 surface drillholes completed since 2009 (58,521 m).  The database used for the West Zone estimate contains 756 drillholes for 62,208 m including 439 underground drillholes (24,688 m), 269 historical surface drillholes (21,321 m) and 48 surface drillholes completed since 2009 (17,199 m).

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Historical drill core sizes for surface drillholes were NQ (47.6 mm diameter) and BQ (36.5 mm diameter).  Core size for drillholes collared from an underground exploration ramp at West Zone was AQ (27 mm diameter).

Core sizes for Pretivm’s surface collared drillholes are PQ (85 mm diameter), HQ (63.5 mm diameter) and NQ (47.6 mm diameter).  Approximately 50% to 60% of Pretivm core is HQ size.  For drillholes less than 600 m length, core size is commenced at HQ and is reduced to NQ when conditions require.  For drillholes greater than 600 m length the commencing core size is PQ which is run down to approximately between 200 m and 300 m in order to minimise drill path deviation.

The drill collars were surveyed by McElhanney Surveying from Terrace, BC.  McElhanney Surveying use a total station instrument and permanent ground control stations for reference and have completed all the surveying on the project since 2009.

Drillhole paths are surveyed at a nominal 50 m interval using a Reflex EZ single shot instrument.  There is no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.

Split PQ samples weigh approximately 10 kg.  HQ samples are around 6 kg, and NQ 3 kg to 4 kg.  These weights assume a nominal 1.5 m sample length.  In general, the average sample size submitted to the analytical laboratory, ALS Chemex (“ALS”) was 6.5 kg.  Samples at ALS were crushed to 70% passing 2 mm, (-10 mesh).  Samples were riffle split and 500 g were pulverized to 85% passing 75 µm (-200 mesh).  The remaining coarse reject material was returned to Pretivm for storage in their Smithers warehouse for possible future use.

Gold was determined using fire assay on a 30 g aliquot with an atomic absorption (AA) finish.  In addition, a 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver.  Density determinations were done by ALS using the pycnometer method on pulps from the drilling program.

Procedures undertaken by Pretivm have been under the supervision and security of the issuer’s staff, as far as drill core sampling prior to dispatch.  Laboratory sample reduction and analytical procedures have been conducted by independent accredited companies with acceptable practices.

Pretivm ensures quality control is monitored through the insertion of blanks, certified reference materials and duplicates.  It is the author’s opinion that the sample preparation, security, and analytical procedures are satisfactory and that the data is suitable for use in Mineral Resource estimates.

1.4	Mineral Resource estimate

Snowden has carried out Mineral Resource estimates for the VOK Zone and West Zone mineralized areas within the Brucejack Project.  The new estimates include some areas previously reported as Gossan Hill and Bridge Zone (P&E in Gaffari et al., 2012).  The new estimates are reported at a high-grade cut-off for potential underground extraction whereas previous estimates were reported at a lower-grade cut-off in those regions where open-pit mining is potentially achievable.

A threshold grade of 0.3 g/t Au was found to generally identify the broad zones of mineralization in the drill cores.  As a result, Snowden used Pretivm’s interpretation of the lithological domains, together with a nominal 0.3 g/t Au grade cut-off to define a series of mineralized domains for estimation.

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At the VOK Zone the mineralization was found to form a series of pods within the core Jurassic rocks, with the pods being formed by the cutting of the mineralization by mainly barren rhyolite intrusives.  Some mineralization was identified on the edges of the rhyolite intrusive.  Within the bounding Triassic and porphyry rocks, the mineralization forms a series of sub-vertical domains.

At West Zone no lithology interpretation was available and a nominal 0.3 g/t Au grade cut-off was used to define the mineralized domains.

All data was composited to the dominant sample length of 1.5 m prior to analysis and estimation.  Statistical analysis of the gold and silver data was carried out by lithological domain (at the VOK Zone) and mineralized domain.  Review of the statistics indicated that the grade distributions for the mineralization within the Triassic and porphyry lithologies are very similar and as a result these were combined for analysis.  The Jurassic mineralization shows a similar population distribution to the Triassic and porphyry but has more extreme grades making the populations differ at high grades.  All domains exhibit a strong positive skewness with high coefficient of variation and extreme outliers

Around 2% of the VOK Zone and 5% of the West Zone data within the mineralized domains appears to lie in a separate high grade population which contains significant extreme grades, requiring indicator kriging methods for grade estimation.

Gold and silver grades were interpolated using 1.5 m composites with parameters established from a variography analysis.

Density was estimated using ordinary kriging of specific gravity measurements provided by ALS.

Grade estimates and models were validated by: undertaking global grade comparisons with the input drillhole composites; visual validation of block model cross sections; and by grade trend plots.

The resource classification definitions (Measured, Indicated, Inferred) used for this estimate are those published by the Canadian Institute of Mining, Metallurgy and Petroleum in their document “CIM Definition Standards”.

In order to identify those blocks in the block model that could reasonably be considered as a Mineral Resource, the block model was filtered by a cut-off grade of 5 g/t AuEq.

The blocks occurring above 5 g/t AuEq were classified as Measured, Indicated or Inferred.  The gold-equivalent calculation used is: AuEq = Au + (Ag/53).

Classification was applied based on geological confidence, data quality and grade variability.  Areas classified as Measured Resources are within the well informed portion of West Zone where the resource is informed by 5 m by 5 m or 5 m by 10 m spaced drilling.  Areas classified as Indicated Resources are informed by 20 m by 20 m to 20 m by 40 m drilling within both West Zone and VOK Zone.  The remainder of the Mineral Resource is classified as Inferred Resource where there is some drilling information and the blocks lie within the mineralized interpretation.  Areas where there is no informing data and/or the lower grade material is outside of the mineralized interpretation are not classified as a part of the Mineral Resource.

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Table 1.1	VOK Zone Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Indicated	8.9	17.3	14.5	4.9	4.1
Inferred(2)	12.7	25.5	11.6	10.4	4.7

(1)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

(3)	Contained metal may differ due to rounding.

(4)
The Mineral Resource estimate stated in Table 1.1  is defined using 5 m by 5 by 5 m blocks in the well drilled portion of West Zone (5 m by 10 m drilling or better) and 10 m by 10 m by 10 m blocks in the remainder of West Zone and in VOK Zone.

Table 1.2	West Zone Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
M+I	4.9	5.85	267	0.9	41.9
Inferred(2)	4.0	6.44	82	0.8	10.6

(1), (2), (3) and (4) See footnotes to Table 1.1

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Table 1.3	Mineral Resource estimate: VOK Zone and West Zone based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)

Area	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Measured Resources
West Zone	2.4	5.85	347	0.5	26.8
Indicated Resources
West Zone	2.5	5.86	190	0.5	15.1
VOK Zone	8.9	17.3	14.5	4.9	4.1
Total – Measured and Indicated Resources
Total	13.7	13.2	104	5.8	46.0
Inferred(2) Resources
VOK Zone	12.7	25.5	11.6	10.4	4.7
West Zone	4.0	6.44	82	0.8	10.6
Total	16.7	20.9	28	11.3	15.3

(1), (2), (3) and (4) See footnotes to Table 1.1

1.5	Recommendations

1.5.1	Metallurgical testwork

Further test work is recommended to:

•	confirm the findings of the test work completed to date,
•	optimize the process flowsheet, especially gravity separation process, primary grind size, regrind size and flotation optimization, and
•	investigate metallurgical performances, and determine engineering related data.

1.5.2	Mineral Resource Estimates

The author makes the following recommendations:

•	Complete density measurements using a second technique (such as the weight in air, weight in water method) to add confidence in the density measurements already available.

•
Complete sufficient close-spaced drilling on the defined mineralization, particularly the high grade mineralization that is close to surface. The aim should be to optimise the confidence in the resource estimates and subsequently improve the classification.

•	Open up underground workings at VOK and bulk sample the mineralization in one or two representative areas in order to reconcile tonnage and grade estimates.

•	Test for additional VOK mineralization at depth and along the eastern down plunge projection of the syncline.

•	Complete sufficient infill drilling to upgrade the classification of some of the Inferred Resources to Indicated Mineral Resources.

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•	Continue to attempt to define high grade resources and their geological controls in the zones outside of VOK and West Zones.

•	Continue to refine the geological model with the aim of preparing a single integrated geological model.

•	Complete updated resource estimates for all zones including those zones outside of VOK and West Zones.

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2	Introduction

2.1	Terms of reference

This NI 43-101 Technical Report has been prepared by Snowden Mining Industry Consultants (“Snowden”) for Pretium Resources Inc., (“Pretivm”).  The report was prepared to provide a Mineral Resource Estimate update of the high grade portion of the gold and silver mineralization at the VOK and West Zones of the Brucejack Property, Skeena Mining Division, BC (the “Brucejack Project” or “the Property”).  Pretivm has a 100% outright interest in the Property.

2.2	Sources of information and data used

Pretivm has provided to Snowden the data used as the basis of this report from geological mapping, sampling and various drilling campaigns.

This report is based, in part, on internal company technical reports, and maps, published government reports, company letters and memoranda, and public information as listed in the “References” section at the conclusion of this report. Several sections from reports authored by other consultants have been directly quoted in this report, and are so indicated in the appropriate sections.  Snowden has not conducted detailed land status evaluations, and has relied upon previous qualified reports, public documents and statements by Pretivm regarding property status and legal title to the Property.

2.3	Personal inspections

Ivor Jones, Senior Principal Consultant, Snowden, Perth visited the project site in February 2012 and takes overall responsibility for this report.

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3	Reliance on other experts

The author has relied upon documentation provided by Pretivm in respect of the status of the Mineral Claims that cover the Brucejack Project.  This is described in Section 4.2.

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4	Property description and location

Information in this section has been excerpted from Gaffari et al., (2012) and updated.

4.1	Tenure

In 2010, pursuant to a purchase and sale agreement between Silver Standard (as the seller) and Pretivm (as the buyer), Silver Standard sold to Pretivm all of the issued shares of 0890693 BC Ltd., the owner of the Brucejack Project and Snowfield Project.

4.2	Status of mining titles

The Brucejack Property consists of six mineral claims totalling 3,199.28 ha in area (Table 4.1 and Figure 4.1) and all claims are in good standing until 31 January, 2022.

Information relating to tenure was verified by means of the public information available through the Mineral Titles Branch of the BC Ministry of Energy, Mines, and Petroleum Resources MTO land tenure database by P&E Mining Consultants Inc., (“P&E”).  The six above-mentioned mineral claims were converted from 28 older legacy claims to BC’s new MTO system in 2005.  P&E and Snowden have relied upon this public information, as well as information from Pretivm, and have not undertaken an independent verification of title and ownership of the Property claims.

A legal land survey of the claims has not been undertaken.

Table 4.1	List of mineral claims

Tenure No.	Tenure Type	Map No.	Owner	Pretivm Interest	Status	In Good Standing To	Area (ha)
509223	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	428.62
509397	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	375.15
509400	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	178.63
509463	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	482.57
509464	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	1,144.53
509506	Mineral	104B	0890693 BC Ltd.	100%	Good	Jan. 31, 2022	589.78
Total							3,199.28

There are no annual holding costs for any of the six mineral claims at this time, as the claims are paid up until 31 January, 2022.

The majority of the Property falls within the boundaries of the Cassiar-Iskut-Stikine Land and Resource Management Plan (LRMP) area, with only a minor south-eastern segment of Mineral Claim No. 509506 falling outside this area.  All claims located within the boundaries of the LRMP are considered as areas of General Management Direction, with none of the claims falling inside any Protected or Special Management Areas.

At the time of this report, the land claims in the area are in review and subject to ongoing discussions between various First Nations and the Government of BC.

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4.2.1	Confirmation of tenure

Snowden is not qualified to provide legal comment on the mineral title to the reported properties, and has relied on the provided information.  No warranty or guarantee, be it expressed or implied, is made by Snowden with respect to the completeness or accuracy of the tenement description referred to in this document.

4.3	Royalties, fees and taxes

The royalties applicable to the Project are as follows:

•	“Royalty” means the amount payable by the Owner, calculated as 1.2% of the NSR, with the following exemptions:

-	gold: the first 503,386 oz produced from the Project

-	silver: the first 17,907,080 oz produced from the Project.

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Figure 4.1	Mineral claim map of the Property

422000 E
432000 E
8266000 N
8256000 N
N
Mitchell Creek
Sulphurets Creek
Seabridge Gold Inc.
509223
509397
509400
509506
509463
509464
Brucejack Lake
Brucejack Property
Pretium Resources
PRETIVM
LEGEND
Pretium Resources - Brucejack property
Pretium Resources - other claim
Other claim boundary
0
500 m
Scale
PRETIUM RESOURCES INC.
BRUCEJACK PROJECT
British Columbia
CLAIM MAP
BY :
DATE : February 2012
SCALE : As shown
Figure :

(Source: Pretivm)

4.4	Location

The Property is situated approximately at 56°28′20″N Latitude by 130°11′31″W Longitude, a position approximately 950 km northwest of Vancouver, 65 km north-northwest of Stewart, and 21 km south-southeast of the Eskay Creek Mine.  The Property coordinates used in this report are located relative to the NAD83 UTM coordinate system.

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5	Accessibility, climate, local resources, infrastructure and physiography

Information in this section has been excerpted from Gaffari et al., (2012) and updated.

5.1	Climate and physiography

The climate is typical of north-western BC with cool, wet summers, and relatively moderate but wet winters.  Annual temperatures range from +20°C to -20°C.  Precipitation is high with heavy snowfall accumulations ranging from 10 m to 15 m at higher elevations and 2 m to 3 m along the lower river valleys.  Snow packs cover the higher elevations from October to May.  The optimum field season is from late June to mid-October.

5.1.1	Vegetation

The tree line is at approximately 1200 m elevation.  Sparse fir, spruce, and alder grow along the valley bottoms with only scrub alpine spruce, juniper, alpine grass, moss, and heather covering the steep valley walls.  The Brucejack Property, at an elevation above 1300 m, has only sparse mosses along drainages.  Rocky glacial moraine and polished glacial-striated outcrops dominate the terrain above tree line.

5.2	Accessibility

The Property is located in the Boundary Range of the Coast Mountain Physiographic Belt along the western margin of the Intermontane Tectonic Belt.  The terrain is generally steep with local reliefs of 1,000 m from valleys occupied by receding glaciers, to ridges at elevations of 1,200 m above sea-level (“asl”).  Elevations within the Property area range from 1,366 m asl along Brucejack Lake to 1,650 m asl at the Bridge Zone.  However, within several areas of the Property, the relief is relatively low to moderate.

The Property area is easily accessible with the use of a chartered helicopter from the town of Stewart, or seasonally from the settlement of Bell II.  The flight time from Stewart is approximately 30 minutes and slightly less from Bell II; however, Stewart has the advantage of having an established year-round helicopter base.  Pretivm has started construction on reopening the Newhawk access road.  Originally the Newhawk access was by barge over Bowser Lake, then by truck to camp.  Pretivm is rehabilitating the old road along the Bowser River and up the Knipple Glacier, and is in the process of building a new stretch of road, working up Scott Creek from the Bowser River and up Wildfire Creek from Highway 37.  The road is expected to be completed by late 2012.  As at the end of 2011 there were 12 km of new road completed, (Figure 5.1).

Until the road is completed, heavy exploration equipment, fuel, and camp provisions can be transported along a good gravel road from Stewart to the Granduc staging site and then flown by helicopter to the Property.  This combined truck and helicopter transportation method cuts the more expensive helicopter flight time in half from Stewart.

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Figure 5.1	Planned access to the project

(Source: Pretivm)

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5.3	Infrastructure

The Property lies immediately east of Seabridge Gold Inc.’s (“Seabridge’s”) KSM Project.  The Snowfield Zone may be influenced by Seabridge’s future access plans for that area, as Seabridge discussed in its updated Preliminary Feasibility Study (“PFS”) dated 2 May, 2011, however the Brucejack Project will not.  The updated PFS was prepared by Wardrop, a Tetra Tech Company (“Wardrop”).  The proposed development activities for the KSM Project call for a combined 23 km tunnel for slurry delivery to the processing plant site located at the upper reaches of the Tiegen Creek Valley and a 14 km gravel road that would allow material to be trucked to the paved Cassiar highway (Highway 37).  In addition, road access to Mitchell Creek itself would be provided by a 34 km continuation of the Eskay Creek Mine access road.

There are no local resources other than abundant water for any drilling work.  The nearest infrastructure is the town of Stewart, approximately 65 km to the south, which has a minimum of supplies and personnel.  The towns of Terrace and Smithers are also located in the same general region as the Property.  Both are directly accessible by daily air service from Vancouver.

The nearest railway is the Canadian National Railway Yellowhead route, which is located approximately 220 km to the southeast.  This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of BC.

Stewart, BC, the most northerly ice-free shipping port in North America is accessible to store and ship concentrates. Such material is currently being shipped from the Wolverine and Huckleberry mines via this terminal.

A high voltage power line running parallel with Highway 37 is planned for construction (www.highway37.com).  The plan calls for the new 287-kV line to extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake providing access for the Property to the BC Hydro electric grid (Figure 5.2).  The final capacity of this transmission line has yet to be determined and may be increased due to demand.

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Figure 5.2	Proposed high voltage Northwest Transmission Line

(Source: Cited Website)

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6	History

 Information in this section has been excerpted from Gaffari et al., (2012) and updated.

The Property and the surrounding region have a history rich in exploration for precious and base metals dating back to the late 1800s.  This section describes the mineral exploration, including the historical drilling carried out prior to Pretivm’s acquisition of Brucejack.  The historical data have been summarized mostly from various Assessment Reports available through the BC Ministry of Energy, Mines and Petroleum Resources.

In 1935, prospectors discovered copper-molybdenum mineralization on the Sulphurets Property in the vicinity of the Main Copper zone, approximately six km north-west of Brucejack Lake; however, these claims were not staked until 1960.

From 1935 to 1959, the area was relatively inactive with respect to prospecting; however, it was intermittently evaluated by a number of different parties and several small copper and gold-silver occurrences were made in the Sulphurets-Mitchell Creek area.

In 1960, Granduc and Alaskan prospectors staked the main claim group covering the known copper and gold-silver occurrences, which collectively became known as the Sulphurets Property, starting the era of modern exploration, outlined as follows:

•
1960-1979 – Granduc continued exploration, conducting further geological mapping, lithogeochemical sampling, trenching, and diamond drilling on known base and precious metal targets north and north-west of Brucejack Lake resulting in the discovery of gold-silver mineralization in the Hanging Glacier area and molybdenum on the south side of Mitchell.

•
1980 – Esso optioned the property from Granduc and subsequently completed an extensive program consisting of mapping, trenching, and geochemical sampling that resulted in the discovery of several showings including the Snowfield, Shore, West, and Galena zones.  Gold was discovered on the peninsula at Brucejack Lake near the Shore Zone.

•
1982-1983 – Exploration was confined to gold and silver-bearing vein systems in the Brucejack Lake area at the southern end of the property from 1982 to 1983. Drilling was concentrated in 12 silver and gold-bearing structures including the Near Shore and West zones, located 800 m apart near Brucejack Lake. Drilling commenced on the Shore Zone.

•	1983 – Esso continued work on the property and (in 1984) outlined a deposit on the west Brucejack Zone.

•	1985 – Esso dropped the option on the Sulphurets property.

•
1985 – The property was optioned by Newhawk and Lacana Mining Corp. (Lacana) from Granduc under a three-way joint venture (the Newcana JV). The Newcana JV completed work on the Snowfield, Mitchell, Golden Marmot, Sulphurets Gold, and Main Copper zones, along with lesser known targets.

•	1986-1991 – Between 1986 and 1991, the Newcana JV spent approximately $21 M developing the West Zone and other smaller precious metal veins on what would later become the Bruceside Property.

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•
1991-1992 – Newhawk officially subdivided the Suphurets claim group into the Sulphside and Bruceside properties and optioned the Sulphside property (including Sulphurets and Mitchell Zones) to Placer Dome Inc. (“Placer Dome”). Throughout the period from 1991 to 1994, joint venture exploration continued on the Sulphurets-Bruceside property including property-wide trenching, mapping, airborne surveys, and surface drilling, evaluating various surface targets including the Shore, Gossan Hill, Galena Hill, Maddux, and SG zones.  Newhawk purchased Granduc’s interest in the Snowfield Property in early 1992.

•
1991 – Six holes were drilled at the Shore Zone, totalling 1,200 m, to test its continuity and to determine its relationship to the West and R-8 zones.  Results varied from 37 g/t Au over 1.5 m to 13 g/t Au over 4.9 m (www.infomine.com).

•
1994 – Exploration in the Brucejack area consisted of detailed mapping and sampling in the vicinity of the Gossan Hill Zone, and 7,352 m of diamond drilling (over 20 holes), primarily on the West, R8, Shore, and Gossan Hill zones. Mapping, trenching, and drilling of the highest priority targets were conducted on 10 of the best deposits (including the West Zone).

•	1996 – Granduc merged with Black Hawk to form Black Hawk Mining Inc.

•	1997-1998 – No exploration or development work was carried out on the Brucejack property (Budinski et al., 2001).

•	1999 – Silver Standard acquired Newhawk and with it, Newhawk's 60% interest and control of the Brucejack Property (www.infomine.com).

•
2001 – Silver Standard entered into an agreement with Black Hawk whereby Silver Standard acquired Black Hawk’s 40% direct interest in the Brucejack property, resulting in 100% interest in the property.

•	1999-2008 – No exploration or development work was carried out on the Brucejack Property during the period from 1999 to 2008.

The historical interpretation (Budinski et al., 2001) of mineralized zones on the West Zone, prior to Silver Standard undertaking their exploration work in 2008, is shown in Figure 6.1 (underground vein location plan map) and Figure 6.2 (cross section map).

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Figure 6.1	West Zone underground vein location plan

Brucejack
Creek
Road
PORTAL
CAMP
Section 5080 S
R-1
R-8 @ 1200 LEVEL
R-2
R-4
R-5
R-5
R-7
Brucejack Fault
R-6
ER
BL
0
50
100
METRES

Pretium Resources Inc.

SULPHURETS - BRUCESIDE PROJECT

WEST ZONE

VEIN LOCATION PLAN

JUN. 1999	SCALE: AS SHOWN

 (Source: Pretivm)

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Figure 6.2	West Zone section 5080S

3000
3100
3200
1400m
1400m
Surface
R-2
R-7
R-1
R-6
1300m
1300m
R-4
R-2
R-5
R-8
1200m
1200m
1100m
1100m
?
0
50
100
METRES

Veins(m)	Width	Strike	Depth	Ag : Au
R-1	<0.5m	50m	65m	110 : 1
R-2	<1.0m	125m	250m	75 : 1
R-4	<2.0m	<100m	280m	60 : 1
R-5	1m	60m	200m	40 : 1
R-6	<1m	250m	200m	60 : 1
R-7	<1m	30m	35m	65 : 1
R-8	4m	80m	190m	20 : 1

Pretium Resources Inc.

SULPHURETS - BRUCESIDE PROJECT

WEST ZONE

SECTION 5080 S

JUN. 1999 | SCALE: AS SHOWN

(Source: Pretivm)

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6.1	Work completed by Silver Standard

In 2009 Silver Standard began work on the Property, the first since its acquisition.  The 2009 program included drilling, rock-chip and channel sampling, and re-sampling of historical drill core.

During the 2009 Property field program, Silver Standard collected a total of 1,940 drill core samples from 25 historical drillholes stored onsite and sent them for analysis to ALS Minerals Laboratories Ltd. (“ALS Minerals”, or “ALS”).  The samples were sent to the ALS assay laboratory in Terrace for preparation and then forwarded to the ALS facility in Vancouver for analysis.  Samples were analyzed for gold (30 gram fire assay with atomic absorption finish) as well as 33 other elements by using four acid digest with inductively coupled plasma (“ICP”) analysis.  The 2009 program also included re-analysis of 941 pulp samples derived from historical drill core samples.  These samples were also analyzed for gold, plus 33 other elements at the ALS facility in Vancouver.

Field work undertaken throughout the 2009 program included the collection of 2,739 rock-chip and channel samples from surface outcrops.  This sampling work was mostly done in target areas that were drilled by the company in 2009, with samples generally collected along north-south oriented lines that corresponded to the surface traces of some of the 2009 drillholes.  Specifically, rock-chip and channel sampling were completed at the Galena Hill, Bridge, SG, and Mammoth zones (where drilling was carried out in 2009), as well as at the Hanging Glacier Zone, where historical surface sampling had identified rocks enriched in gold and silver.  The surface samples were analyzed for gold plus 33 other elements.

A total of 17,846 m of diamond drilling were completed in 37 holes during the 2009 field season.

In 2010 a total of 33,400 m of diamond drilling was completed in 72 holes.

6.2	Previous feasibility studies at the Property

Corona completed a feasibility study on a proposed underground mine with decline access for the Sulphurets Project (West and R-8 Zones only) in 1990.  Total operating costs of $145 per ton were estimated based on a 350 ton-per-day mill facility for processing, a capital cost of $42.7 million and a 6.7% pre-tax return at a price of US $400/oz gold and $5/oz silver.  The study concluded that higher metal prices must be realized before a production decision could be taken.

The reader is cautioned that the above mentioned 1990 Corona Sulphurets Project Feasibility Study is no longer relevant, is not NI 43-101 compliant and should not be relied upon.

6.3	Prior mineral production

In excess of 5 km of underground ramps, level development and raises were completed on West Zone down to the 1100 level.  In 1993, a Project Approval Certificate was issued in respect of the Project by the Minister of Sustainable Resource Management and Minister of Energy and Mines for the Province of British Columbia. The Mine was not developed and the certificate as amended expired in 2006.  No ore has been mined or processed from the property, including West Zone.

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6.4	Preliminary Economic Assessment 2010

Silver Standard commissioned Wardrop to complete a Preliminary Economic Assessment (“PEA”) on the combined resources of the Brucejack Project and Snowfield Project in 2010 (Wardrop Engineering Inc. 2010).

The following consultants were commissioned to complete the component studies for the NI 43-101 Technical Report:

•	Wardrop: processing, infrastructure, capital and operating cost estimates, and financial analysis

•	AMC Mining Consultants (Canada) Ltd. (AMC): mining

•	P&E Mining Consultants Inc. (P&E): Mineral Resource estimate

•	Rescan Environmental Services Ltd. (Rescan): environmental aspects, waste and water treatment

•	BGC Engineering Inc. (BGC): tailings impoundment facility, waste rock and water management, and geotechnical design for the open pit slopes.

Based on the results of the PEA, it was recommended that Silver Standard continue with the next phase - a Pre-feasibility Study, in order to identify opportunities and further assess viability of the Property.  This report was reissued for Pretivm in October 2010, however the report is no longer current.

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7	Geological setting and mineralization

Information in this section has been excerpted from P&E sections within Gaffari et al., (2012) and condensed.

7.1	Regional geological setting

The Brucejack Property is largely underlain by Lower Jurassic rocks of western Stikine terrane, or Stikinia, an oceanic island arc terrane consisting of mid-Paleozoic to Middle Jurassic rocks which underlies much of western BC (Figure 7.1).  Stikinia may have been accreted to the western margin of North America as early as the late Middle Jurassic, and it was likely consolidated with rocks of the North American margin, as well as with rocks of the outboard Insular terrane (Wrangellia and Alexander terranes) in latest Jurassic to mid-Cretaceous time.

The rocks of Stikinia in the northern Cordillera were deformed in two major events.  The younger event coincided with the “consolidation” event and resulted in the formation of the Skeena fold belt (“SFB”) in northern B.C.  The SFB is best displayed immediately to the east of the Property in Middle Jurassic to Lower Cretaceous Bowser Basin/Bowser Lake Group strata which overlie the host rocks to mineralization at Brucejack (Figure 7.1).  Formation of the SFB likely post-dated deposition of the host rocks and formation of the mineralized zones on the Property.  The other, older deformation event pre-dated deposition of the host rocks and occurred in latest Triassic to earliest Jurassic time.  This earlier event is manifested in the Upper Triassic and older(?) rocks along the western-most margin of the Property.  These rocks are very tightly folded and are overlain by some of the immediate Lower Jurassic conglomeratic host rocks to mineralization along a profound regional unconformity which is commonly marked by the presence of polymict conglomerate.

The Sulphurets mining camp and the Property lie astride the eastern margin of the core of the McTagg anticlinorium, a major north-trending mid-Cretaceous structural culmination in the western SFB.  Coincident with the core of the anticlinorium is a prominent and very well mineralized trend which runs for at least 25 km, from at least as far south as the Brucejack Property to Treaty glacier on the north.  On the Property itself, there is a spatial association of alteration and contained mineralized zones with the north-trending Brucejack Fault, a late-tectonic brittle structure which probably follows an older structure whose history dates back at least to the Early Jurassic.  A number of lines of evidence, including facies changes within the local succession and variations in regional distribution and thickness of the host Hazelton Group rocks, support a long history for the Brucejack lineament and its precursor structure(s).  It may, at least in part, have marked the boundary of a volcanic sub-basin, and judging by its general coincidence with mineralized and altered zones across the length of the Property, it may have helped control emplacement of the mineralization and alteration at Brucejack.

The north-west part of Stikinia, (in particular Lower Jurassic to earliest Middle Jurassic Hazelton Group volcanic rocks and sedimentary rocks), and related mainly Early Jurassic plutons, represent perhaps the most metallogenetically well-endowed assemblage in BC.  Not only does it include the Brucejack and Snowfield Properties, but it also includes nearby former producers such as Eskay Creek, Silbak-Premier, Big Missouri, Dolly Varden, Torbrit Silver, Granduc, and Anyox (Figure 7.2).  In addition, nearby properties host significant precious and base metal resources (e.g., KSM and Red Mountain deposits) as well as a number of high-potential occurrences (e.g., Bravo’s Homestake Ridge, Jayden’s Silver Coin, Ascot’s Big Missouri, and Teton Resources’ Clone and Tennyson Properties).  The KSM deposits, along with the Snowfield and Brucejack Deposits together comprise what is commonly referred to as the Sulphurets mining camp.

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Figure 7.1	Tectonic setting of Brucejack and Snowfield Properties in the north-west Cordillera

Brucejack-
Snowfield
Bowser
Basin
Skeena
fold
belt
U.S.A.
CANADA
ST
NA
WR
AX
QN
CC
BR
60°N
49°N
PACIFIC
OCEAN
QUEEN
CHARLOTTE
ISLANDS
VANCOUVER
ISLAND
Oceanic arc, plateau and basinal terranes
Slide Mountain
QN: Quesnellia
CC: Cache Creek
ST: Stikinia
WR: Wrangellia
AX: Alexander
BR: Bridge River
Coast Belt plutonic and metamorphic rocks
NA: North American miogeocline or craton
Terranes of Continental affinity:
Cassiar, Kootenay, Dorsey, Yukon - Tanana
thrust fault
high angle fault
fold axial surface trace(in box)
0 100 200 300
km

Note: Shows location of project area in north-central Stikine terrane as well as nearby Bowser Basin (left) and latest Jurassic to mid-Cretaceous Skeena fold belt (right).

(Source: Gaffari et al., 2012)

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Figure 7.2	Regional structural and stratigraphic setting of the Brucejack Property and Sulphurets Mining Camp in northwest BC axial surface trace of fold
thrust fault
normal fault
Tertiary and Recent volcanic rocks
Cretaceous and Tertiary plutonic rocks
metamorphic rocks
mid- to Upper Cretaceous Sustut Group
Lower Cretaceous Skeena Group
Middle Jurassic to Cretaceous Bowser Lake Group
Early Middle Jurassic and older volcanic and sedimentary rocks
130°
128°
126°
58°
56°
54°
Northeast limit of Skeena fold belt
Skeena fold belt
Mitchell
Eskay Creek
Snowfield
Sulphurets
Kerr
Brucejack
Scottie Gold
Granduc
Big Missouri and Silver Coin
Red Mountain
Premier
Stewart
Clone
Torbrit
Porter-Idaho
Dolly Varden
Homestake Ridge
Kitsault
Anyox
N
0
50
km

Note: Shows significant past-producing mines as well as selected advanced exploration projects.

(Source: Gaffari et al., 2012)

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7.2	Local geology

7.2.1	Geology of the Sulphurets Mining Camp

Following the pioneering 1960's and 1970's thesis and regional mapping work of Kirkham (1963), and Grove (1986), a number of more detailed (1:50,000 to 1:5,000 scale) mapping projects were undertaken in the Sulphurets Camp in the late 1980's and early 1990's.  This work accompanied renewed precious metals exploration in the Iskut-Stewart region which was in part spurred-on by the development of the Snip gold mine (approximately 60 km west-northwest) and by the discovery of the Eskay Creek gold-silver deposit (approximately 25 km northwest).  The mapping, along with earlier work, has been summarized in papers by Kirkham and Margolis (1995), Henderson et al. (1992), Britton and Alldrick (1988), and Davies et al. (1994), and was also detailed in a number of related maps (e.g., Alldrick and Britton (1989, 1991), Kirkham (1991, 1992), Lewis et al. (2001), from which Figure 7.3 was largely compiled.

7.2.2	Stratigraphic setting and major mineral deposits

While the maps and results of these studies differ as they pertain to the Sulphurets Camp, all show that the camp, its regional-scale alteration system, and its significant mineral deposits, are underlain almost exclusively by mid-Mesozoic rocks.  They range in age from Late Triassic to Middle Jurassic, and include common volcanic and related dominantly clastic sedimentary rocks, as well as subordinate intrusive rocks.  Mapping shows that the western and northern parts of the Sulphurets Camp are largely underlain by older, predominantly Late Triassic fine-grained and well-stratified sedimentary rocks, along with subordinate mafic volcanic rocks, all of which make up the Stuhini Group.  Furthermore, this area includes the majority of the plutonic rocks in the camp.  Plutonic rocks generally intrude Stuhini Group rocks, were referred to by Kirkham (1963) as the Mitchell intrusions, and where their ages are known, are predominantly Early Jurassic (for summary, see Kirkham and Margolis 1995).  The eastern-most part of the area is underlain by Middle Jurassic and younger clastic rocks of the upper Salmon River Formation and Bowser Lake Groups.  These rocks help define the eastern limb of the McTagg anticlinorium and where they conformably overlie a medial belt of mainly Lower Jurassic, predominantly volcanic and subordinate sedimentary rocks of the Hazelton Group.

Within the Sulphurets area, Hazelton Group volcanic rocks unconformably overlie the older Stuhini Group and consist mainly of flows and related fragmental rocks (largely pyroclastic) of intermediate composition (generally andesitic), although mafic and felsic rocks have also been mapped.  Both Britton and Alldrick (1988) and Kirkham and Margolis (1995) show the Brucejack Property as being underlain almost entirely by volcanic and related sedimentary rocks of Grove’s (1986) informally defined Unuk River and Betty Creek Formations, while Davies et al. (1994), who mapped in more detail (1:5,000 vs. 1:50,000 scale) and whose mapping Newhawk (e.g., MacPherson et al., 1994) adopted, interpreted most of the more massive rocks common across the Property as intrusive.  Lithologies mapped during the present program appear to correlate reasonably well with those of the Unuk River and Betty Creek Formations as described by Britton and Alldrick (1988), however, for the time being Pretivm has chosen not to assign these newly mapped units with specific regionally-mapped formations.  This is in part because this latest mapping suggests that some of the rocks on the Property appear to be lateral and time-stratigraphic equivalents of one another, which will require detailed study to properly assess.

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Figure 7.3	Sulphurets Mining Camp geology and mineralization

(Source: Gaffari et al., 2012)

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Hazelton Group rocks are the predominant hosts to mineralization and alteration on Pretivm’s Brucejack and Snowfield Properties, although to the west and north, Stuhini Group rocks and the Mitchell intrusions are the main hosts to porphyry-style mineralization at the Kerr (copper-gold), Sulphurets (gold), and Mitchell (gold-copper-molybdenum) deposits, all belonging to Seabridge Gold.  At Pretivm’s Snowfield deposit, the protolith of the highly altered hosts to disseminated gold mineralization are interpreted to be intermediate to mafic(?) volcanic and related volcaniclastic rocks of the lower Hazelton Group.  In the northern Sulphurets Camp, in the immediate vicinity of the Sulphurets, Mitchell, and Snowfield deposits, the host rocks to mineralization are intensely altered and there is considerable uncertainty with regard to composition and correlation.  Britton and Alldrick (1988) show the area as being underlain by rocks of their lowermost Hazelton Group, including common sedimentary rocks, but show few contacts.  Lewis et al. (2001) also show very generalized map units of the lowermost Hazelton Group, which they themselves question. Margolis (1993) has an even more generalized geologic map.  One thing which is clear, however, is that a fair proportion of the area in the vicinity of the deposits is considered to be underlain by sedimentary rocks of the lowermost Hazelton Group (Jack Formation), or by the lowermost volcanic units, which they interpret to be mafic in composition. In addition to the lowermost Hazelton Group rocks, a number of intrusions are also shown on most maps of the area, although the details of contacts, composition, and even location do not commonly correspond from map-to-map.  Using some of this information, and including more detailed Newhawk mapping in the area surrounding the Snowfield deposit, Pretivm produced the compilation map shown in Figure 7.4.

One significant item this map illustrates is that along the trend of the Brucejack Fault, from the south end of the Brucejack Property north to the Snowfield Property and beyond, one never appears to be very far stratigraphically above or below the Stuhini Group-Hazelton Group unconformity.  Therefore, like the Brucejack Fault itself, the unconformity is co-spatial with the regional-scale gossanous Sulphurets alteration system, and with most of the camp’s more significant mineral resources.

The Brucejack Fault is a very obvious topographic lineament.  In spite of this, there is considerable discussion about the timing of potential movement on the fault. A much thicker section of Hazelton Group rocks on the east side of the fault suggests considerable east-side-down displacement, which may be interpreted as reflecting post-depositional displacement.  Alternately, the presence of the overlying uppermost Salmon River Formation fine clastic units suggests that much of the movement was probably syn-volcanic, and that any later movement on what is the present trace (the lineament itself) was not large.

At Brucejack, the alteration and most of the mineralization and alteration are concentrated in the north – south arcuate band of gossanous rock, which is part of the Sulphurets alteration system.  The rocks which host much of the alteration are part of lowermost Hazelton Group, which suggests that the unconformity with the underlying rocks of the Stuhini Group may have helped focus or control the emplacement of alteration and mineralization.  It is also possible that some of the more porous and permeable rocks close to the unconformity, such as the conglomerates overlying it, may have helped focus or channel the alteration, and to some degree the mineralization.  All of this has clearly been modified by later deformation and/or structures.

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The unconformity and the rocks which overlie it are relatively close to the surface the entire distance between the Brucejack and the Snowfield deposits, which is a distance of nearly 10 km.  To the east, these rocks are commonly overlain by other, less readily altered lithologies, suggesting that very good potential exists for locating blind deposits in that direction, as well in places along the Brucejack-Snowfield trend where less altered rocks may overlie more favourable stratigraphy.

7.2.3	Structural setting and metamorphism

Perhaps the most significant map-scale structural features in the Sulphurets region, aside from the McTagg anticlinorium itself, are several south-east- to east-directed thrust faults and related overturned folds which occur to the immediate north and north-west of the Brucejack Property, and which affect the Sulphurets, Mitchell and Snowfield deposits.  Kirkham and Margolis (1995) noted that the faults involve overlying rocks of the Salmon River Formation and Bowser Lake Group and that they are likely part of the latest Jurassic to Middle Cretaceous Skeena fold belt, as are the McTagg and other major structural culminations (e.g., Oweegee dome) which expose older, pre-Salmon River Formation and Bowser Lake Group rocks in the region.  However, as was pointed-out above, it should be noted that the age and nature of the older rocks within the culminations and on either side of these structures are also, in general, quite different.  To the west and north-west are Upper Triassic predominantly sedimentary rocks and contained plutons, while to the east and south-east the rocks are almost exclusively volcanic and related sedimentary rocks of the Lower Jurassic Hazelton Group.  Because rocks of the Salmon River Formation, particularly in its upper part, represent a relatively quiescent, deeper-water depositional environment and represent an excellent and biochronologically relatively well-controlled datum, this suggests that the thrust faults, and probably also other structures such as the Brucejack Fault, may represent basement structures reactivated in part, during formation of the SFB.

To the south-east and east of the thrust faults, and to a certain extent in their immediate hanging wall(s), foliation in rocks of the Hazelton and Stuhini Groups is generally east-west trending.  This is in contrast to the orientation of structural fabrics (particularly foliation) still farther to the east and, in particular, to the west, which have a very pronounced, more northerly (north-north-west to north-east) trend that is much more in accordance with typical Cordilleran structural trends.  Given the scale of this “foliation dip domain,” the zone of crudely east-west trending pervasive foliation, which persists for at least 10 km from south to north and which is very much in evidence across the length of the Property, is clearly a regional-scale structural attribute.  On the outcrop-scale, and as noted in the summary by Kirkham and Margolis (1995), as well as by others, one of the more salient structural features of rocks in the Sulphurets area is this penetrative foliation or cleavage, which is particularly well-developed in the most intensely altered rocks which are now phyllosilicate-rich.  Kirkham and Margolis (1995) noted that the rocks have not only been foliated, but they have also been folded, faulted, and overprinted by lower greenschist facies regional metamorphism.  They also pointed out that almost all structural features clearly postdate mineralization and alteration, a characteristic which has also been noted clearly by other geologists mapping in the Sulphurets Camp, irrespective of the scale of mapping (e.g., Roach and MacDonald 1992, Davies et al. 1994).

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Figure 7.4	Brucejack Property geology

(Source: Gaffari et al., 2012)

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As mentioned in section 7.1 above, Upper Triassic rocks of the Stuhini Group, exposed mainly within the eastern half of the northerly plunging McTagg anticlinorium, were deformed prior to deposition of Lower Jurassic clastic and volcanic strata of the Hazelton Group.  These relationships are best displayed to the north-west of the Property in the Jack glacier area (type area of the informally defined Jack Formation; Henderson et al., 1992).  The contact between tightly folded Upper Triassic rocks and unconformably overlying Lower Jurassic Hazelton Group rocks runs the length of the Property, and appears to be well-exposed along the banks of Brucejack Creek (Henderson et al. 1992).  The overlying rocks of the Hazelton Group, which on all maps of that area are characterized by steep dips and the presence of a penetrative foliation, have themselves undergone significant deformation.  The nature of that folding on the southern part of the Property is described in the following section 7.3.

7.2.4	Brucejack Fault and related late brittle structures

The well-defined north-striking topographic lineament which marks the trace of the Brucejack Fault has long been of interest to regional geologists and explorationists alike.  The Brucejack Fault also truncates alteration zones, veins, and vein stockwork systems.  To the immediate west of the VOK Zone, post-mineral mafic dykes (probably of Tertiary age), which occur within and in the immediate vicinity of the fault commonly display brittle fracturing.  While the surface trace of the fault is obvious, and while it’s brittle nature and oblique dextral, east-side-down displacement are generally agreed upon, the magnitude of that displacement remains uncertain.

Kirkham and Margolis (1995) noted that offset contacts and structural fabrics north of the Mitchell glacier suggested an east-side-down dextral displacement of greater than 500 m.  They also noted that other authors considered that displacement near Brucejack Lake was also dextral, although with displacement probably less than 100 m in magnitude, and with an uncertain slip direction.  Davies et al. (1994) noted that exposures of the fault to the north-west of Brucejack Lake preserved slickenside and clast elongation lineations in a steeply west-dipping surface indicated at least a late period of dip-slip offset.  They further postulated that if the linear features represented the net slip direction, then a displacement of 700 m to 800 m of reverse (west-side-up) motion was constrained from offset stratigraphic (and faulted?) contacts.

One kilometre north-west of Brucejack Lake, contacts show 200 m to 300 m of strike separation, and displacement is likely less than in the north.  In contrast, Britton and Alldrick (1988) considered that displacement on the Brucejack Fault was on the order of tens of metres.

Elsewhere in the camp, Kirkham and Margolis (1995), Davies et al. (1994) and Alldrick and Britton (1991) mapped relatively common northerly, north-easterly and north-westerly striking brittle faults, and rare east-west striking faults, all with typically steep dips, steeply-plunging fault fabrics, and locally, normal-dextral oblique displacements of up to tens of metres.

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7.2.5	Radiometric dating

According to Kirkham and Margolis (1995), a number of internally consistent Uranium-Lead zircon dates from pre-, syn- and post-mineral intrusive phases of the Mitchell intrusions at the KSM deposits suggest that porphyry-style mineralization was emplaced between 192 and 195 Ma.  This early Jurassic age is consistent with a number of galena lead dates for mineralization from these deposits, as well as for mineralization from Snowfield and from the West Zone.  All of these dates fall in the “Jurassic cluster” of galena lead dates defined by Alldrick, Gabites and Godwin (1987) and Alldrick et al. (1990) for the “Stewart Mining Camp.”  Other Stewart Camp deposits falling in this cluster included the significant Silbak-Premier, and Big Missouri Mines.

Radiometric constraints for an early Jurassic age of mineralization at the KSM deposits, as well as at Snowfield and at Brucejack, are consistent with the structural relationships described above, and with the presently understood ages of host rocks to Brucejack mineralization.

7.3	Property geology

7.3.1	Introduction

This section on Property geology was provided, in large measure, by Mr. Charles Greig, Senior Geologist for Pretivm.

Geology on the Property in the vicinity of the mineralized zones can be characterized as a series of northerly-trending, broadly arcuate, concave-westward structural-stratigraphic belts of variably altered rocks.  These are bisected on the western side of the Property by a prominent topographic lineament, the Brucejack Fault (Figure 7.4 and Figure 7.5).  To the south of Brucejack Lake, the arcuate belts of rocks generally trend north-easterly, and to the north of the lake they swing into more north-westerly trends. The belts are not entirely outlined by stratified rocks, but also by rocks of the “Sulphurets alteration system,” which, as mentioned above, is a conspicuous belt of intensely quartz-sericite-pyrite altered rocks.  The alteration belt hosts most of the defined resources on the Property.

The map units are commonly overprinted not only by the very intense quartz-sericite-pyrite and carbonate-chlorite-pyrite alteration, but also by what appears to be at least two phases of folding.  As detailed below, these are crudely orthogonal and they yield locally well-developed interference patterns.  Bedding typically displays near-vertical dips within what to the east of Brucejack Fault are relatively rare well-stratified rocks.  All the rocks, and in particular those which are most altered, commonly contain a well-developed steeply-dipping foliation, which generally trends east-northeast to west-southwest.

With the exception of a limited number of narrow post-mineral and post-tectonic dykes of probable Tertiary age, rocks on the Property appear to be entirely of Late Triassic or Early Jurassic age, with most belonging to the Lower Jurassic part of the Hazelton Group.  There are almost no intrusive rocks east of the Brucejack Fault, other than metre-scale dykes.  This is in contrast to the area west of the fault, where previous mapping (e.g., Kirkham and Margolis 1995) shows them to be relatively common.

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Previously, some of the rocks within the belt of intense alteration were mapped as intrusive (e.g., Davies et al. 1994).  Drilling over the last three years has provided a property wide database, (including additional detailed mapping), and Pretivm now interprets these rocks as extrusive.  Most of the bodies of massive fine-grained rocks contain local fragmental layers, which are interpreted to represent interflow block tuff or flow-breccia.  In addition, there is little or no evidence in the vicinity of the larger masses for associated dykes, and little evidence for contact aureoles.  In a number of outcrops, there is clear evidence for the incorporation of large, angular fragments of these bodies, which are texturally distinctive (they typically contain abundant fine- to medium-grained hornblende and/or feldspar phenocrysts within an aphanitic groundmass) within marginal and/or overlying fragmental units.  Furthermore, the relatively massive rocks are commonly interlayered with clastic sedimentary rocks near their basal contacts, and locally they contain fragments of lithologies which are known to be Upper Triassic in age.

East of the Brucejack Fault, where most of the mineralized zones have been discovered to date, volcanic or volcanic-derived (volcaniclastic) sedimentary rocks of the Lower Jurassic Hazelton Group predominate.  In general order of abundance these include flows, fragmental rocks (pyroclastic rocks) and derived, generally poorly sorted and poorly stratified conglomerate, sandstone and, very locally, their finer-grained equivalents.  In a very general sense, the proportion of sedimentary lithologies on the Property increases to the west, toward and west of the Brucejack Fault, due to a general progression down-section in that direction, toward the base of the Hazelton Group and its lower contact with rocks of the Upper Triassic Stuhini Group, in which sedimentary lithologies predominate.

Interbedded with and locally capping the sedimentary rocks of the Upper Triassic Stuhini Group is a flow-banded rhyolite.  Preliminary Uranium-Lead dating completed by Pretivm indicates that the rhyolite is Late Triassic in age.  These distinctive rocks are only exposed at surface in the western-most VOK Zone area, immediately east of the Brucejack fault, but very similar rocks have also been intersected in drillholes at West Zone, Gossan Hill, and Golden Marmot.  They are interpreted to represent submarine rhyolite flows and associated fragmental rocks, but were formerly mapped as “cherts” by Newhawk (e.g., McPherson et al. 1994) and were previously considered to be dykes or perhaps sills.

Unconformably overlying the Triassic rocks are rocks of the Lower Jurassic Hazelton Group.  They comprise four principal intercalated rock types.  These include: 1) heterolithic volcanic conglomerate, most common at the base and typically coarse-grained (Jack formation), 2) hornblende and/or feldspar-phyric volcanic rocks, principally flows and related coarse fragmental rocks, 3) weakly stratified fine-grained and poorly-sorted matrix-rich lithic crystal pebble conglomerate or pebbly sandstone which contains scattered but distinctive volcanic pebbles or cobbles, and 4) pyroclastic rocks, including medium- and coarse lapilli tuff and tuff-breccia.  The flows include several subtypes which may be distinguished by the grain size and compositions of their phenocryst assemblages generally fine- to medium-grained hornblende and plagioclase feldspar, +/- medium- and locally coarse-grained potassium feldspar) –they are typically rich in groundmass potassium feldspar, and are essentially latites and perhaps trachy-dacites or trachyandesites–these are also the rocks which previous mappers in part mapped as intrusive.

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West of the Brucejack Fault, previous work indicates that the most abundant rocks are sedimentary rocks of the Upper Triassic Stuhini Group, typically fine-grained and well-bedded.  They are also shown as being intruded by a number of mafic to felsic primarily alkalic intrusions, a number of which have been dated as Early Jurassic in age.  The Upper Triassic clastic rocks have been folded across steep northerly-trending folds and related faults and were deformed and eroded prior to deposition of the lowermost rocks of the Hazelton Group, which are known locally as the Jack formation (Henderson et al. 1992).  The contact relationships are emblematic of a profound regional-scale latest Triassic to earliest Jurassic deformational event which appears to have affected Triassic and older rocks across the length and breadth of Stikinia (e.g., Greig and Brown 1990, Henderson et al., 1992).  The area west of the Brucejack Fault was mapped in most detail by Davies et al. (1994), who showed the southern half of the area as being underlain by thin-bedded and fine-grained Upper Triassic Stuhini Group sedimentary rocks.  In the northern half, the Stuhini Group is shown by them as being overlain by medium- to coarse-grained sandstone and pebble to cobble conglomerate which they correlated with the lowermost parts of the Hazelton Group (Davies et al. 1994).

7.3.2	Stratigraphy

A number of rock types on the Property bear strong similarities with Upper Triassic and Lower Jurassic rocks which crop out elsewhere in the Iskut-Stewart area (Anderson 1989, Anderson and Thorkelson 1990), however, contact relations among a number of the lithologies suggest that a number of them represent facies equivalents of one another.  Others which may bear outward similarities with one another, from Pretivm’s preliminary dating, appear to have been erupted over a relatively wide range of time. For example, a preliminary Uranium-Lead zircon date from rhyolite in the VOK Zone area strongly suggests the sedimentary rocks immediately down-section of the rhyolite in the southern part of the VOK Zone are also Late Triassic or older in age.  These fine-grained sedimentary rocks are interbedded with fine-grained, well-bedded dark grey to black rocks near the nose of the “VOK synform.”

On the other hand, most of the fine-grained hornblende feldspar-phyric rocks on the Property are outwardly similar in a number of ways, and all appear to be Early Jurassic in age, and yet preliminary Uranium-Lead dating suggests that a number of them may differ significantly in age.  Most, when unaltered, are typically rich in groundmass potassium feldspar, and their phenocryst assemblages, which may also contain potassium feldspar, and locally contain both plagioclase and potassium feldspar, contain common fine- to medium- and locally coarse-grained hornblende.  This suggests a correlation, at least with the two feldspar-bearing rocks, with flows of the “Premier porphyry” member of Grove’s (1986) Unuk River formation.  This may indeed be the case for some of the rocks on the Property, and yet compositionally-similar rocks, typically with a groundmass rich in potassium feldspar, interfinger with conglomeratic rocks which most geologists who have worked in the region would reasonably term “maroon and green epiclastic rocks” and quite comfortably assign to the apparently younger Betty Creek Formation of Grove (1986) or Alldrick and Britton (1991).

As a consequence, in Pretivm’s mapping, which covered only a part of the southern Brucejack Property, the company has refrained from any attempt to formally assign formational names to the map units.  Instead, geologists have kept to the more broadly-defined Upper Triassic Stuhini and Lower Jurassic Hazelton groups, although have made notes for some of the units regarding possible regional correlations.  The map units below are described in order of age, from oldest to youngest.

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7.3.3	Southern Property map units

Upper Triassic Stuhini Group

Thinly-bedded, well-stratified and well-sorted typically fine-grained sedimentary rocks; dark grey to black.

These rocks were only examined in detail adjacent to the Brucejack Fault in the western VOK Zone area, where they are only locally well-exposed.  They include common mudstone, siltstone, and thin- to medium-bedded sandstone.  They are typically tightly folded and complexly faulted.  Relationships between these rocks and the other Upper Triassic rocks described below remain incompletely understood.  They may in part represent Jurassic rocks, which in places, such as in the south-eastern most part of the map area, are broadly similar in appearance.

Massive and locally well-layered volcanic siltstone, and subordinate litharenite and pebble conglomerate (typically locally-derived); contains common carbonate concretions; medium to dark green.

The concretion-bearing fine-grained sedimentary sequence occurs in the VOK Zone area and is really only well-defined in drillholes.  The green silty to muddy rocks typically occur in the immediate footwall of the Upper Triassic rhyolites in the “VOK syncline,” and are commonly separated from the rhyolites by a metre-scale zone of intensely sericite(?)-altered rocks with a distinctive and vivid green colour.  Whether or not the overall green colour of this sequence of rocks is alteration-related or a primary feature remains to be established.

In general this sequence of rocks is poorly-stratified, particularly when compared to the dark grey to black rocks described above.  Locally however, the sequence contains well-and thinly-bedded tuffaceous or reworked tuffaceous rocks over core intervals of several metres or more.  Locally interbedded with the finer-grained rocks are pebble to cobble conglomerate and sandstone which typically contain subangular to subrounded clasts that appear to be locally-derived.  The distinctive and characteristic concretions common to these rocks may take many forms, but typically have rounded outlines.  They consist largely of calcite, pyrite and chlorite, and while they are typically on the order of several centimetres in scale, they can range in size up to several tens of centimetres in the long dimension.  As mentioned above, the relationship between the green fine-grained rocks and their presumably age-equivalent dark coloured fine-grained but well-stratified equivalents to the north-west remains to be firmly established.  At this stage they are interpreted to interfinger.

Rhyolite

Massive to flow-banded, and commonly fragmental; may include associated rhyolite pebble conglomerate and siliceous (and/or silicified sandstone); pale coloured; extremely well indurated.  Typically barren of precious metal mineralization.  The rhyolite may in part be in place but may also possibly represent locally extensive blocks eroded from the Stuhini Group and incorporated in the overlying rocks of the lowermost Hazelton Group. Only occurs at surface in western VOK Zone area.

Siliceous Argillite

Black very well indurated siliceous and very fine-grained sedimentary rocks.  Typically intensely veined by white quartz vein stockwork and possibly represent a siliceous exhalite.

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Lower Jurassic

Heterolithic volcanic coarse cobble to boulder conglomerate and associated sandstone.

Polylithic volcanic cobble to boulder conglomerate is common in the VOK Zone area, where it is typically a medium green colour (sericitized?) in drill core; in surface outcrops it is typically limonite-stained.  The conglomerate is very poorly sorted, and includes common volcanic lithologies, including common fragments of hornblende feldspar phyric latite, as well as moderately common rhyolite clasts/fragments and less common but locally abundant sedimentary rock fragments; it is typically interbedded with pebble conglomerate, pebbly sandstone, and local sandstone; all are typically intensely pyrite- and sericite-altered.

Poorly stratified, very poorly sorted pebbly volcanic litharenite to sandy pebble or cobble conglomerate; typically medium to dark green.

Generally massive to very weakly stratified, these are typically dark green to locally maroon in colour.  May be distinguished by the presence of scattered sub-angular to sub-rounded relatively resistant pebbles and cobbles of rhyolite, but also commonly contain scattered flattened latite to trachyandesite volcanic rock fragments, as well as very local rounded concretions.  Groundmass material, which predominates, appears to be feldspar crystal-rich (arkosic) volcanic litharenite. Probably represent reworked tuffaceous rocks, and appears to grade laterally and upward into the pyroclastic rocks described below.

Latite to trachyandesite coarse pyroclastic rocks: medium to coarse lapilli tuff and tuff-breccia; typically dark green.

Coarse lapilli tuff and tuff-breccia occur in the core of the VOK syncline as well as to the east and along trend to the north.  These rocks are characterized by the presence of distinctive and typically angular chlorite-altered and commonly hornblende- and feldspar-bearing volcanic rock fragments.  The volcanic rock fragments may locally range in size up to several metres in long dimension.  The pyroclastic rocks are most likely the lateral equivalents of latite to trachyandesite flows described below.

Maroon, mauve and subordinate green, poorly sorted and weakly stratified volcanic cobble to boulder conglomerate.

Generally coarse-grained and sedimentalogically immature cobble to boulder conglomerate rocks are well exposed along the eastern margin of the map area, on the ridge above the Knipple glacier.  The rocks are only locally well-stratified and are typically poorly sorted, with angular to sub-angular and locally sub-rounded clasts. They are locally interbedded with maroon to red mudstones, and with rare tuffaceous rocks.  They in part represent the lateral equivalents of latite flows described below.

Fine hornblende and (or) feldspar-phyric latite to trachyandesite flows and subordinate fragmental rocks.
This suite of rocks, which are interpreted to represent a series of flows and related fragmental rocks, are characterized by the presence of phenocrysts of hornblende and plagioclase feldspar set in a groundmass rich in fine-grained potassium feldspar.  The latites or possible trachyandesites have yielded preliminary Uranium-Lead zircon dates which vary by as much as 15 Ma.  This is not surprising giventhat some flows are clearly stratigraphically younger than some of the bodies farther west.  This uncertainty relates in large part to the nature of what are generally poorly-stratified rocks, to the fact that the rocks have been folded and faulted, and to the fact that they have been intensely altered.  The best exposed and least altered rocks lie along the eastern part of the mapped area and are clearly extrusive, with auto-brecciated rocks tailing out into laterally equivalent fragment-supported boulder and coarse cobble conglomerate.

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Phenocryst type and grain size in the flows can vary widely in abundance and relative proportion.  For example, relatively coarse-grained potassium feldspar phenocrysts may also be common along with plagioclase in some bodies.  Gradational variation in phenocryst types in a number of drillholes suggests the possibility that varying phenocryst populations may be in part a function of internal compositional variation, as opposed to variation between flows.  Phenocrysts in these rocks are also commonly aligned and may help to outline a well-developed foliation and/or lineation.  While foliations measured in outcrop generally conform to those developed regionally, there is a strong likelihood, particularly in the area east near Knipple Glacier, that the foliation does represent an extrusive flow-foliation.  There is little doubt that this has been overprinted by later deformation, including folding. In the western part of the mapped area, fine-grained hornblende feldspar-phyric flows and subordinate coarse fragmental rocks directly overlie Upper Triassic rocks, perhaps with a relatively thin intervening sequence of Lower Jurassic black clastic rocks.

While the main focus of Pretivm’s 2011 geological work was on drilling, a new map was made in the general VOK Zone area, where more detailed work focused on the area between Brucejack Creek at the north end and the Bridge Zone to the south, and between the Brucejack Fault on the west and the East Knipple glacier on the east (Figure 7.5).

In addition two level plans have been created showing the VOK Zone area geology at depth with the drillholes (Figure 7.8 and Figure 7.9).

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Figure 7.5	Brucejack VOK Zone area geology

(Source: Pretivm)

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Figure 7.6	VOK Zone level plan 1500 mRL showing geology and drillhole paths

(Source: Pretivm)

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Figure 7.7	VOK Zone level plan 1250 mRL showing geology and drillhole paths

(Source: Pretivm)

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At Brucejack, the most intense alteration appears to be focused in the rocks immediately underlying and overlying the unconformity between Upper Triassic and Lower Jurassic rocks.  In the vicinity of the VOK Zone, this unconformity is locally marked by the presence of rhyolitic rocks, or rock fragments.  They are considered to represent extrusive rocks, but may in part be preserved as erosional relics and in part as large blocks within the basal conglomerates and “reworked” volcanic rocks of the lowermost Hazelton Group.  These basal rocks are the interpreted equivalents of the Jack Formation of Henderson et al. (1992) however, the intense alteration which often masks the original rock types in this belt leads to many uncertainties and some confusion in assigning rock types and correlating them with other units.  There are rocks at the VOK Zone that have been logged previously as volcanic, which upon closer examination may be better described as immature pebble to cobble conglomerates and associated pebbly sandstones, sandstones, and finer-grained lithologies derived from volcanic protoliths.  When intensely altered they are readily confused with volcanic rocks, as they are derived entirely from them.  Distinguishing these units by mapping is next to impossible within the intense gossan of the Sulphurets alteration zone, however by tracking them out into the less altered periphery, and by utilizing drillhole control, they appear to be equivalents to Jack Formation rocks, and to rocks of Henderson et al.’s (1992) Jack Formation, and Grove’s (1986) and Alldrick and Britton’s (1991) Unuk River and Betty Creek Formations.

7.4	Structural geology

The Brucejack Property is characterized by the presence of steep structural elements, including steeply dipping planar features such as bedding, foliation, or brittle faults, and steeply plunging linear features, such as fold hinges, pencil cleavage, or mineral lineations.  The lineament that marks the Brucejack Fault is the most obvious to anyone that first arrives on the Property.  Perhaps the more notable structural feature is the east-west, steeply dipping foliation present in most rocks on the Property, and in particular the more altered rocks.  Less obvious, but certainly related are the folds, likely occurring in two phases.  These folds are less obvious because of the difficulty of tracing out contacts and recognizing bedding within the generally poorly stratified but highly altered Lower Jurassic rocks east of the Brucejack Fault.  Other notable structural elements which are of less certain origin include steeply plunging pencil cleavage, and a similarly steeply plunging mineral lineation, typically outlined by fine-grained amphibole.

7.4.1	Foliation

Foliation on the Property is pervasive, although it is best displayed in the most altered rocks which are the quartz sericite schists.  While fine-grained muscovite defines the foliation in the altered rocks, foliation in the less altered rocks is typically outlined by both sericite and chlorite.  In general, the most common foliation orientation is roughly east-west.  Locally the orientation appears to be controlled more by the orientation of the nearest competent or resistant rock mass, which, in the case of the northwest-trending West Zone could be an extensive silicified stockwork (which, probably not coincidentally, parallels geologic contacts), or a relatively massive volcanic body, such as the hornblende feldspar-phyric flow underlying much of the Bridge Zone.

Within the broader zones of veining, individual veins, veinlets, and narrower stockwork zones generally have orientations which are sub-parallel to the foliation in the host rocks.  The most foliated rocks are those immediately adjacent to the veins.

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Locally up to several foliations, all typically steep, may be evident in the rocks.  The West Zone Footwall and Golden Marmot Zones host good examples of this type of foliation.  This typically occurs in the most intensely foliated lithologies, and/or in adjacent to quartz-vein zones, and where alteration is also the most intense. It is in these areas where the pencil cleavage is generally best-developed.  In other places, the coarse pencil cleavage appears to have been developed by the intersection of steep (and commonly curvilinear) joint sets with the steep foliation.

7.4.2	Folding

On the southern part of the Property, south of Brucejack Lake and Brucejack Creek, the stratigraphy outlines arcuate south-westerly trending lithologic belts which probably represent sub-parallel curvilinear folds (Figure 7.5).  Broad synclines of the north-east trending folds are interpreted to be occupied by massive flows of generally younger hornblende feldspar phyric latite to trachyandesite fragmental rocks.  The corresponding anticlines have narrower trends and are outlined by cobble to boulder conglomerates and related immature volcaniclastic rocks.  The more coarse-grained members of the conglomerates are commonly intensely quartz-sericite-pyrite altered. The frequency of the folding is on the order of half a kilometre.

The relatively tight anticlinal crests and broader synclines are suggestive of a cuspate-lobate style of folding.  The massive and more competent Lower Jurassic, Hazelton Group flows and coarse volcanic fragmental rocks underlie the synformal lobes.  The less competent, but relatively well-stratified Upper Triassic Stuhini Group, along with the lowermost Jurassic Jack formation rocks underlying the cusps.  As McPherson et al. (1994) noted, this phase of folding likely pre-dated formation of the foliation, as the foliation cuts across the trends of these folds with little evidence of deflection.

A second and probably more important set of folds is oriented normal to the north-easterly trends, and has much tighter wavelengths which are on the order of a hundred metres or so.  Like their north-easterly-trending counterparts, they are delineated by the contacts between older, predominantly clastic rocks of the Jack Formation and Stuhini Group, and the younger, predominantly volcanic flows and associated coarse volcanic fragmental rocks of the Hazelton Group. As is the case with the north-east-trending folds, bedding, where it could be measured, is very steeply dipping.  As a consequence, plunges of folds also appear to be very steep. Since the surface traces of these fold axes are parallel with the east-west trending foliation, these folds are interpreted to have been formed synchronously with the foliation.

7.4.3	Brittle faulting

As noted above, steep post-mineral brittle faults are present across the breadth of the Property.  Many form well-defined lineaments, with that of the Brucejack Fault being the most prominent.  Few have any well-defined offsets, and most offsets appear relatively minor (less than several tens of metres).  One exception is in the area near the western margin of Sulphurets glacier, to the north-west of Brucejack Creek, where clean and well-exposed outcrops show apparent dextral offsets of up to 20 or more metres along north-trending faults occupying lineaments which are sub-parallel to the Brucejack Fault.  Furthermore, many smaller-scale features on the Property show similar apparent displacements (K. Konkin, pers. comm. 2011).  Many of the lineaments crosscut vein, vein-stockwork and alteration zones, suggesting that they are relatively young.  Among these were several that were outlined by Newhawk in the West Zone drilling and underground work, including the Bruce Fault, a curviplanar west-trending fault dipping 60 or 70 degrees to the north which in part follows Brucejack Creek. McPherson et al. (1994) suggested that displacement on it was on the order of tens of metres.

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7.5	Mineralization and alteration

7.5.1	General introduction

The most prominent geologic features on the Property are the gossanous alteration zones that form a north-south arcuate trend, lying mostly east of the Brucejack Fault.  These form a broad band of variably but generally intensely quartz-sericite-pyrite altered rocks of up to several hundred metres or more across, and approximately five kilometres in strike extent.  Within this band, the high grade mineralization is generally associated with stockwork systems.  These stockwork systems display good continuity and are characterized by the presence of veins of quartz, quartz-carbonate, quartz-adularia, and pyrite that are typically on the order of millimetres to tens of centimetres in thickness.  In rare cases, veins may range in thickness up to nearly ten metres.

To date, the larger mineralized zones such as VOK and West Zones, are up to 600 m in strike length and down-dip extent, and are open in at least one direction.  They may include areas with +25% quartz and/or quartz-carbonate-adularia as veins, vein-stockworks, and vein-breccias, as is shown on the plans and sections in the following section.  The high grade mineralization has a structural component, where the bulk tonnage mineralization forms broader halos, not necessarily associated with veining at all.  Most high grade zones are either on the margins of or contained within a zone of bulk mineralization.  Also, most quartz veins are barren so the presence of veining is not necessarily indicative of mineralization; however, most (but not all) high grade gold intersections are associated with veins.  Bonanza grade mineralization has been intersected in veins as narrow as a few centimetres, and in veins exceeding a metre in width.

The most continuous mineralized features do not appear to be individual veins; instead they are more commonly stockwork veins and vein-breccia systems that often contain decimetre-thick discontinuous individual veins.  The thickest veins are rare and do not display good continuity.

7.5.2	Alteration overview

The quartz-sericite-pyrite (“QSP”) alteration typically contains somewhere between 2 and 20% pyrite.  The alteration consists largely of fine-grained white mica (sericite) and abundant calcite that together with the pervasive foliation, makes it very difficult to recognize protoliths in the alteration belt.  Careful examination of drill core has shown that the coarse conglomeratic rocks near the base of the Hazelton Group form a preferential host to alteration and mineralization.

Mineralized zones show abundant evidence for deformation at all scales.  This includes brecciation and boudinage of larger veins, and common ptygmatic folding of veinlets.  There is some indication that flattening of stockwork, parallel with the foliation has occurred.  This can be seen on a broad scale since the majority of the mineralized structural systems are east-west which is believed to have been syn-formational with the foliation; however, locally veining and vein breccias are also seen cross cutting the foliation.

Late, relatively undeformed veins do exist on the Property.  For example, there is a very common set of gently-dipping, discontinuous quartz-carbonate chlorite veins. These commonly have associated iron carbonate but little sulphide, and occur property-wide. In addition competent lithologic bodies, in particular more siliceous ones such as the rhyolites, are characterized by the presence of networks of millimetre-scale quartz veinlets, many of which appear to be undeformed, and most of which are free of sulphides.

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The alteration hosts forty or more known mineralized zones along its length (Figure 7.8).  They vary somewhat in style of veining and in gold and silver grades and ratios, and many have yet to see significant exploration drilling.  There are important differences among them but also many similarities.  They range from structurally controlled, high-grade gold-rich, silver-poor zones such as the VOK Zone, to high-tonnage but relatively low-grade, such as Bridge Zone.  Another variety is in the West Zone, which carries very good silver grades along with significant gold mineralization.

While in general the alteration zones on the Property appear to parallel the overall structural-stratigraphic trend north-ward toward Snowfield, it is also important to note that in detail both the alteration and the many closely-related mineralized zones are discordant to the host rocks.  That being said, the alteration and mineralization are generally not discordant to the regional foliation.

Previous researchers believed that there was a connection among mineralized zones.  For example, McPherson et al. (1994) believed that the north-west trending West, Shore, and Electrum (south margin of the VOK Zone) Zones were linked with the more east-west trending zones, such as Gossan Hill.  They envisaged these as being rungs in a somewhat canted ladder to the “ladder legs” of the main zones.  Drilling over the last few years has shown that the high grade mineralization in these zones are independent of each other, although the broader bulk tonnage mineralization from one zone may overlap with another.

7.5.3	Mineralization overview

Sulphide mineralization within the alteration zone consists of 2% to 20% disseminated pyrite and rare arsenopyrite.  Broad zones of bulk tonnage mineralization, locally up to several grams per tonne gold, are generally proportional with the amount of anhedral pyrite.  Euhedral pyrite is barren of any mineralization, without exception.  Within the veins, sulphides consists of trace to 10% combined disseminated pyrite, tetrahedrite, tennantite, arsenopyrite, chalcopyrite, galena, sphalerite, pyrargyrite, polybasite, and rare native gold and electrum.  Locally base metal rich veins can reach several metres in thickness, and contain up to 5% combined lead-zinc.  There is a weak association of arsenic with all the gold mineralization, both high grade and bulk tonnage.  Locally, coarse clots of black sphalerite are intergrown with the quartz veinlets that host high grade and bonanza grade gold mineralization.  Again, the presence of base metals or arsenic does not necessitate corresponding gold mineralization.

Margolis (1993) suggested the bulk tonnage mineralization originated from reaction of the volcanic pile with sea water. In this albitization process, a high temperature end product is magnetite.  Later sulphidation of the magnetite created the reducing environment required to precipitate the gold.  This mineralization likely formed very shortly after emplacement of the host volcanics.

The high-grade, structurally controlled mineralization was likely a three-stage process (Lewis, 1994), however, this interpretation is based almost exclusively on West Zone, and Shore Zone, the only areas extensively studied at the time.

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Figure 7.8	Historical map with mineral deposits and occurrences

130°
Claim Boundary
N
Hanging Glacier
56°30'
GOLDEN MARMOT
ARSENOPYRITE
MILLVIEW
GOLDEN MARMOT
RED RIVER
SG
EAST SIDE
YELLOW RIBBON
MADOUX
COOGAN'S BLUFF
CAMINO REAL
GRACE
NORTH SHORE
BIG SLEEP
Sulphurets Glacier
GOSSAN HILL
SHORE
TOMMYKNOCKER
Camp
WINDY POINT
367
WEST ZONE
ERASER/BIELECKI
WATERLOO
GALENA HILL
INTERFACE
NAPOLEON
SPINE
ELECTRUM
MAMMOTH
GOLDEN ACRES
Glacier
QUARTZ HILL
BRIDGE
AGATHA
JESSICA
FLETCHER, ARSENIC, LACE
Sulphurets Glacier
Historical Property Boundary Outline
PRETIUM RESOURCES INC.
SG Mineral Deposit w/Resources
Mineral Occurrence
MINERAL DEPOSITS OCCURENCES
BRUCEJACK PROPERTY
0 1 Kilometre
NTS: 104B/8&9 Skeena M.D. British Columbia

(Note: modified after Budinski, 1995).

(Source: Gaffari et al., 2012)

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The VOK Zone was discovered in 2009, long after this original work.  The mineralization is generally east-west, and follows a structural corridor along the axis of the interpreted syncline.  Although mineralization can be found in all rock types, the contact of the basal conglomerate with the overlying pyroclastic units, and the contacts along the margins of the older rhyolite, appear to be most favourable.  Mineralization appears to be concentrated where these contacts are highly contorted and located with the structural corridor of the synclinal axis.  Based on these observations, it appears that the previously developed structural analysis can be applied to the VOK Zone, and that most of the high grade and bonanza grade mineralization is related to east-west compressional stresses generating dilational veins along the synclinal axis.

7.6	Details of Property mineralization

The Property has been the focus of periodic exploration over the past several decades resulting in the discovery of many gossanous zones of gold, silver, copper and molybdenum–bearing quartz/carbonate veining, stockwork and breccia- hosted mineralization (Figure 7.8).  Typically, the showings occur within gossanous rocks which reflect the weathering of disseminated pyrite in surrounding argillic and phyllic alteration zones.  The extent of the gossans, their intensity of alteration and the tenor of the contained mineralization make them attractive exploration targets (Alldrick and Britton, 1991); most have been extensively surface-sampled and many have been drill-tested by at least a few shallow holes.

The mineralization on the Brucejack Property typically consists of quartz-carbonate-adularia, gold-silver bearing veins, stockwork and breccia zones, along with broad zones of disseminated mineralization.  The veins are hosted within variably altered potassium feldspar-bearing volcanic rocks which have been overprinted by sericite-quartz-pyrite±clay alteration.  The currently-held interpretation is that the higher-grade mineralization is structurally-controlled and was remobilized from pre-existing disseminated-style mineralization during later-stage deformation, perhaps related to development of the SFB in mid-Cretaceous time.

An alternative interpretation envisages the high-grade mineralization emplaced as a late-stage pulse of mineralization during the later stages in the development of a broad field of disseminated to stockwork-style mineralization.  The hydrothermal system was most probably localized along synthetic structures to a “proto-Brucejack” fault zone, and these structures, along with the proto-Brucejack Fault itself, were likely syn-volcanic, and may have been mineralized, and re-mineralized, over a considerable period of time during deposition of the potassic volcanic rocks of the Lower to lower Middle Jurassic Hazelton Group.  In this scenario, the various styles of vein mineralization, with differing gangue and sulphide mineral assemblages, are seen as being emplaced at relatively widely separated times during the Early to early Middle Jurassic.  For the relatively late, distinct, and very gold-rich phase at the VOK Zone, this alternative would have it being emplaced along an intensely altered zone which, once weakened, later became a locus for deformation, including folding across the VOK syncline, in mid-Cretaceous time, probably during deformation related to development of the SFB.

As envisaged by Lewis (1994), veining and deformation was likely a three-stage process:

•
Stage 1 is interpreted as an initial episode of fault-development and ground preparation.  Pre-cursor structures to the West, Shore, and VOK Zones likely formed at this time, as steep north-west trending normal faults with limited displacement, cutting all rock types.

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•
Stage 2 involved development of syntectonic veining and alteration. Massive and stockwork vein systems were emplaced within an east-west compressional stress field. The main vein orientations resulting from this stress are:

-	east-west dilational veins;

-	north-west trending veins localized along pre-existing structures such as the West, Shore, Bridge and VOK Zones.

Underground mapping at the West Zone indicated that the north-west trending structures were brecciated, while east-west trending structures were not.  This would support the theory of reactivation along pre-existing north-west structures.  Reactivation was probably sinistral in movement.  The localization of major vein systems within the volcanic rock as opposed to the sedimentary rock is likely the result of preferential ground preparation.

•	Stage 3 was marked by the development of north-west trending cleavage and local warping of smaller veins as a result of northeast-southwest shortening.

Pretivm reviewed all of the historical and ongoing exploration results, and has identified ten zones of potentially economic mineralization.  Eight of the zones have been modelled and Mineral Resource estimates were reported in Gaffari et al., (2012).  Two are included in the latest Mineral Resource estimate herein and are described in the following sections.  The ten zones identified on the Property are: West Zone; West Zone Footwall Zone; VOK Zone; Gossan Hill Zone; Galena Hill Zone; Bridge Zone; Low grade Halo Zone; Shore Zone; SG Zone; and Waterloo Zone (Figure 7.9).

Vein mineralization

The zones of gold-silver-copper-molybdenum mineralization comprising the Brucejack area are, for the most part, considered the product of fault and fracture-controlled hydrothermal activity, and are probably related to intrusive activity at depth.

In general, vein mineralization appears to represent a complex system of multiple generations and styles of mineralization and alteration.  Veins can generally be classified on the basis of metal content and gangue mineralogy.  Typically the exposed veins are thin (<1 m) and short (<50 m).  Individual veins may coalesce into denser vein systems, especially in the more intensely altered areas; locally they may represent in excess of 25% of the rock mass.  Such vein systems typically grade gradually into strongly silicified wallrocks.  Adularia is common in some veins, and as is seen in West Zone, is often found as pseudomorphs after coarsely bladed calcite.

Base-metal bearing quartz veins consist primarily of thin stringers of quartz ± carbonate which locally contain mm- to cm-scale zones of disseminated or blebby sulphides, which in order of abundance are pyrite, galena, and sphalerite.  Such veins are found locally across the Brucejack Plateau outside the main areas of alteration, and as in the main zones, individual veins are typically gossanous in outcrop.

Precious and base metal veins (e.g., West Zone) are polymetallic stockworks of thin veins and fracture fillings.  Tension gash structures are common.  The veins show complex crosscutting relationships that suggest repeated fracturing and filling as the host rocks underwent brittle fracturing.  Where visible, gold in the form of electrum typically occurs as coarse aggregates or late stage fracture fillings, as rims on subhedral quartz crystals, or as lace-like networks formed around coarse grains of adularia.  Seams of electrum up to a centimetre in thickness have also been observed in sericitized country rocks, with little obvious association to more gangue-rich veins.

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Figure 7.9	Outline of ten zones Identified on the Property

Brucejack Property:
2011 Exploration Zones
GOLDEN MARMOT
BONANZA/ SG ZONE
GOSSAN HILL
SHORE ZONE
Brucejack Lake
WEST ZONE
Brucejack Camp
WATERLOO
VOK NORTH
GALENA HILL
VOK ZONE
BRIDGE ZONE
0.5 km

(Source: Gaffari et al., 2012)

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Appreciable silver grades are generally present in mineralized zones where gold to silver ratios are less than 1:10, whereas all of the known bonanza grade intersections on the Property have gold to silver ratios of roughly 2:1.  In general, and with exception of the West Zone, silver-dominant veins tend to be restricted in extent.  High-grade silver mineralization occurs as silver sulphides and sulphosalts that are related to adularia-rich veins in which adularia pseudomorphs bladed calcite; these appear to be relatively late stage.

Precious metal mineralization may be confined to one particular episode of veining, and not necessarily the same vein episode as that in which the base metal mineralization was emplaced.  The gold is associated with pyrite + electrum in quartz ± calcite veins.  Arsenopyrite may occur peripherally in the host rock.

Barite veins were first discovered by Bruce and Jack Johnson in 1935 near the outflow of Brucejack Lake.  They consist of coarsely crystalline barite with minor quartz, carbonate, and sulphides.

Detailed description of mineralized zones

The following descriptions of the mineralization of the West Zone and VOK Zones of the Property were provided by Mr. Ken McNaughton, QP, Vice President and Chief Exploration Officer for Pretivm.

West Zone

The West Zone gold-silver deposit is hosted by a north-westerly trending band of intensely altered Lower Jurassic latitic to trachyandesitic volcanic and subordinate sedimentary rocks, as much as 400 m to 500 m thick, which passes between two more competent bodies of hornblende plagioclase hornblende phyric flows (Figure 7.10 and Figure 7.11).  The stratified rocks dip moderately to steeply to the northeast and are intensely altered, particularly in the immediate area of the precious metals mineralization.

The West Zone deposit itself comprises at least 10 quartz veins and mineralized quartz stockwork ore shoots, the longest of which has a strike length of ~250 m and a maximum thickness of about ~6 m.  Most mineralized shoots have vertical extents that are greater than their strike lengths.  Geometries of the main veins suggest they represent central and oblique shear veins which developed in response to transpressional strain and what Roach and Macdonald (1991) interpreted as sinistral, mainly ductile deformation.  Crack-seal features shown by most of the veins are evidence of brittle deformation overlapping with crystallization of gangue minerals. Thus, at the West Zone, it appears as if localized ductile strain may have generated dilatant structures that served as conduits for the hydrothermal fluids, which deposited silica and precious metals, but hydrostatic overpressures within the conduits may have intermittently induced brittle failure along sub-parallel structures.

In terms of hydrothermal alteration, the West Zone is marked by a central silicified zone that passes outwards to a zone of sericite ± quartz ± carbonate and then an outer zone of chlorite ± sericite ± carbonate.  The combined thickness of the alteration zones across the central part of the deposit is 100 m to 150 m.

Gold in the West Zone occurs principally as electrum in quartz veins and is associated with, in decreasing order of abundance, pyrite, sphalerite, chalcopyrite, and galena. Besides being found with gold in electrum, silver occurs in tetrahedrite, pyrargyrite, polybasite and, rarely, stephanite and acanthite.  Gangue mineralogy of the veins is dominated by quartz, with accessory adularia, albite, sericite, and minor carbonate and barite.

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Figure7.10	West Zone drillholes and assay cross section

1,400mRL
1,300mRL
1,200mRL
1,100mRL
1,000mRL
Ag
Histogram
0.1 mm/unit
Max value 100ppm
BOH
PRETIVM
West Zone
Cross-Section
View Northwest
0
25
50
100

(Source: Gaffari et al., 2012)

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igure 7.11	West Zone geological cross section

PRETIVM
West Zone
Cross-Section
View Northwest
SW
NE
SU-279
SU-240
SU-222
SU-211
SU-207
1,400 mN
1,300 mN
1,200 mN
1,100 mN
1,000 mN
0.78g/t Au, 37.5 g/t Ag
37.5m
1.67 g/t Au, 216.6 g/t Ag
13.5m
2.15 g/t Au, 614.0 g/t Ag
3.73m
0.89 g/t Au, 73.9 g/t Ag
23.5m
1.21 g/t Au, 6.6 g/t Ag
56.0m
3.57 g/t Au, 103.4 g/t Ag
6.84m
6.82 g/t Au, 224.3 g/t Ag
4.04m
1.29 g/t Au, 12.7 g/t Ag
113m
6.00 g/t Au,
34.7 g/t Ag
24.62m
1.10 g/t Au, 53.33 g/t Ag
87m
0.69 g/t Au, 4.9 g/t Ag
64.5m
quartz stockwork and veining
andesitic pyroclastic rocks
hornblende feldspar phyric volcanic rocks (flows, subordinate fragmentals)
West Zone mineralized body
0
100
metres

(Source: Gaffari et al., 2012)

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VOK Zone

The VOK Zone is approximately 500 m south of West Zone, and was initially explored by Esso Minerals in 1981.  It was later explored by Newhawk Gold Mines (NGM) and named the Spine Zone, due to the presence of small, silicified and resistant relatively high-standing stockworks that outcrop in several places along its trend.  This particular stockwork is topographically prominent but generally quite barren.  The early exploration programs included surface grab and trench sampling, with many samples yielding weak to moderately anomalous gold values, but one outstanding sample which returned over 7,000 g/t Au.

The first diamond drill program at the VOK Zone was conducted by Silver Standard Resources in 2009.  This program intersected a number of intervals of high-grade gold mineralization.  Additional diamond drilling in 2010 included 12 drillholes totalling 4,871 m.  The results of this program were very encouraging, with five of the holes intersecting high grade gold mineralization.  Pretivm’s drilling at the VOK Zone in 2011 totalled 101 holes and more than 43,100 m (Figure 7.12).

Figure 7.13 is a long-section view showing the location of four example cross sections presented in Figure 7.14 to Figure 7.17.  Two example level plan views are presented in Figure 7.6 and Figure 7.7.

The VOK mineralized zone trends approximately west-northwest to east-southeast.  Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 450 m.  The zone is up to 150 m wide and is bound to the west by the Brucejack Fault but remains open at depth and to the east.  Surface mapping and Pretivm’s extensive drilling defined a number of lithologic contacts which outline a broad syncline in which fragmental volcanic and clastic sedimentary rocks, along with minor flows of Upper Triassic to Lower Jurrassic age appear to plunge moderately to the east.  Variably altered hornblende feldspar phyric volcanic rocks of intermediate composition (most probably latite) are interpreted as forming the youngest rocks of the sequence at the VOK Zone, and are seen outcropping to the south, west and to the northwest, and broadly correlative coarse pyroclastic rocks, including common lapilli tuff and tuff breccia may occupy the core of the VOK syncline.  Underlying these are interbedded volcanic-derived immature sedimentary rocks, including common pebble and cobble conglomerate and pebbly sandstone.  The sedimentary sequence is considered correlative with the basal Jack formation of the Hazelton Group.  Generally thin and likely discontinuous rhyolite flows, as well as local siliceous exhalites have been mapped on surface and logged in drill core in the vicinity of this contact.  A preliminary Upper Triassic Uranium-Lead date from the rhyolite suggests that it is derived from beneath the unconformable contact, and Pretivm’s tentative view is that the rhyolites may, in part, be large blocks resting on the unconformity surface.  Beneath the rhyolite is a relatively thick and generally poorly stratified sequence of fine-grained concretion-bearing mudstone and siltstone with locally interbedded immature but locally-derived sandstone and pebble conglomerate.  In the vicinity of the VOK Zone, contacts and even the unconformity appear to have been folded, commonly tightly.  The contacts outline a complex east-plunging syncline with a flanking east-plunging cuspate anticline to the south and what appears to be an even more complex antiformal structure to the north. The northern limb of the fold opens to the northeast, where it may eventually reverse trend and continue to the northwest into the area between the West Zone and Gossan Hill.  Much of the complexity may reflect the fact that the east-west trending folds are refolding an earlier northeast-trending set of folds, but some of the complexity may also reflect the fact that there may have been relief on the unconformity surface.

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High-grade gold and silver mineralization within the VOK Zone occurs as electrum, and it is generally hosted within quartz-carbonate and quartz-adularia veins and vein stockworks.  While quartz veining and stockworks are common throughout the zone, the majority of gold intersections are confined to a 75 m to 100 m wide zone which closely parallels the axis of the syncline.  Within that zone, the mineralization appears to have been concentrated in localized fold noses and along geologic contacts, in particular along the contact between the overlying pyroclastic rocks and the underlying conglomerate, as well as locally along the margins of flow-banded rhyolite.  Significant intervals of gold mineralization, including several occurrences of visible gold, have been intersected to the west of the VOK Zone, at the Waterloo Zone, suggesting the possibility that the mineralized trend may extend farther west, across the Brucejack Fault.

 Gold:silver ratios within the VOK Zone are typically 2:1 or higher, but may vary greatly.  This may be due in part to the relative abundance of electrum in the deposit, or to the local presence of silver sulphide minerals.  Additional precious metals-bearing minerals found in the VOK Zone, typically in trace quantities, include silver sulphides, acanthite, pyargyrite and tetrahedrite, while base metal-bearing sulphides include sphalerite and galena.

As it is elsewhere on the Property, alteration at the VOK Zone is believed to be Early Jurrassic in age.  It consists dominantly of quartz-sericite-pyrite, with lesser sericite-chlorite.  The most pervasive of the intense alteration is observed within the sedimentary and fragmental volcanic rocks. Within them, the abundance of phyllosilicate minerals, and the subsequent deformational overprint, has resulted in the development of a pervasive east-west trending and steeply dipping foliation. In the VOK Zone, the foliation appears to be axial planar to the main fold trend.

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Figure 7.12	VOK Zone geology map

                           Source: Pretivm)

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Figure 7.13	VOK Zone long section view north

(Source: Pretivm)

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Figure 7.14	VOK Zone cross section 426325mE showing geology and drillhole paths

(Source: Pretivm)

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Figure 7.15	VOK Zone cross section 426475mE showing geology and drillhole paths

(Source: Pretivm)

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Figure 7.16	VOK Zone cross section 426550mE showing geology and drillhole paths

(Source: Pretivm)

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Figure 7.17	VOK Zone cross section 426650mE showing geology and drillhole paths

(Source: Pretivm)

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8	Deposit types

Information in this section has been excerpted from P&E sections within Gaffari et al., (2012) and updated.

Mineralization on the Brucejack Property has previously been classified as an epithermal gold-silver-copper, low-sulphidation deposit (UBC deposit model No. H04).  While there are certainly many features of the mineralized zones at Brucejack with characteristics of low-sulphidation deposits, such as vein mineralogy (e.g., adularia and acanthite) and the common stockwork veining and breccia-veins, which may suggest a lower temperature and shallower level of emplacement, other features, including the general lack of evidence for colliform banding and open-space filling, have been taken to suggest deeper levels of emplacement for the veining.  Furthermore, other qualities of the zones, such as the relatively high molybdenum content at the Bridge Zone, and the fact that bulk tonnage style gold in some zones may be more closely associated with disseminated anhedral pyrite than with veining, have been taken to suggest that at least some of the zones may be more closely allied to porphyry-style systems.  Such a suggestion has some credence, particularly when one considers the common association of mineralization at Brucejack with hornblende feldspar phyric flows and fragmental rocks which are rich in groundmass potassium feldspar.  Previously, these rocks have been interpreted as intrusive and therefore the mineralized zones were considered by, for example, McPherson et al. (1994), to be broadly “intrusive-related.”

Until the property-scale geologic framework is better established, and until Pretivm has a better understanding of the controls on the formation of the mineralized zones, the Company is refraining from rigid adherence to, and acceptance of, a single deposit model.  In the meantime, Pretivm is taking steps to provide tighter constraints on the possibilities of deposit formation in the form of ongoing geochronological, petrographic, and whole rock geochemical studies, and is planning further similar studies, as well as stable isotopic and fluid inclusion work.  One of the goals of such work will be to better understand what the components of the hydrothermal system were, and where the metals, water, and sulphur in the system, or systems, were derived from.  The hope is that with this new information, Pretivm will be better able to define a deposit model for the Brucejack mineralized zones, and will be better able to place it in a camp-scale geologic framework which will help guide future exploration at both the Brucejack and Snowfield Properties.

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9	Exploration

Information in this section has been excerpted from P&E sections within Gaffari et al., (2012) and updated.

In September 2011, Quantec Geoscience was contracted to undertake a Spartan magnetotelluric (“MT”) survey of the Snowfield and Brucejack Properties.  The exploration objectives were to map and detect porphyry mineralization to depth within the Snowfield and Brucejack Projects, and to establish an understanding of the geological system and fluid pathways to great depth within the Snowfield and Brucejack survey area (Gharibi et al., 2011).

There were approximately 57 lines surveyed at a spacing of 500 m.

The following definition of MT is taken from Quantec Geoscience’s report:

“The (MT) method is a passive/inductive method which measures the time-variations in the Earth’s natural electric (E) and magnetic (H) fields to image the subsurface resistivity below the sounding site.  No source or transmitter is used.  The E and H fields are measured over a broad range of frequencies from 10 kHz to 1Hz (worldwide lightning activity), and from 1Hz to 0.001Hz (oscillations of the Earth’s ionosphere as it interacts with the solar wind).  While the E and H fields are random, (solar wind and lightning activity) the ratio of the fields depends on the subsurface resistivity structure”.

The 16 scattered MT stations over the southern part of the Brucejack area provided a preliminary understanding of the resistivity contrasts.  There are clear contrasts between rock types and a significant interpreted northerly structure that appears to correlate with indicated mineralized zones from the Bridge to West Zones.  A second interpreted east-northeast structure is also apparent that may offset the northerly structure.  The 16 stations are sparse coverage over more than two square kilometres. with significant topography, and show differences in resistivity responses between individual stations.  While these data may suggest geologic features they should be used with caution.

Three dimensional figures from the Quantec Geoscience report (2011) are presented in Figure 9.1 and Figure 9.2.

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Figure 9.1	3-D geophysical model schematic according to Quantec Geoscience MT survey

(Source: Gaffari et al., 2012)

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Figure 9.2	3-D Geophysical model schematic according to Quantec MT survey

(Source: Gaffari et al., 2012)

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10	Drilling

Information in this section has been excerpted from P&E sections within Gaffari et al., (2012) and updated.

10.1	Historical drilling

Drilling on the Brucejack property dates back to the 1960’s, although most of the historical drilling was completed in the late 1980’s and early 1990’s.  Up to this time, 452 surface diamond drillholes were completed which totaled 60,854 m.  These holes were relatively short, averaging 135 m per hole, and were mostly concentrated on West Zone, followed by Shore, Galena Hill and Gossan Hill Zones.  As part of this exploration program, an exploration ramp was driven on the West Zone from which an additional 442 underground diamond drillholes were completed which totaled 33,750 m.  This drilling was focused exclusively on West Zone and increased the drill density to approximately 5 m centres between 5 m and 10 m sections.  Historical drill core sizes for surface drillholes were NQ (47.6 mm diameter) and BQ (36.5 mm diameter).  Core size for drillholes collared from the underground exploration ramp was AQ (27 mm diameter).

10.2	Silver Standard drilling

Using the historical drill and trench data as a baseline, and following on the success of the Snowfield bulk tonnage drilling to the north, the 2009 Brucejack drill program was designed to test for additional bulk tonnage resources on the property.  This program successfully discovered several areas with bulk tonnage mineralization.  Within the broader bulk tonnage mineralization were locally discreet high grade intersections.  These included holes SU-5 and SU-12, which were drilled to test for the western extension of the previously defined Galena Hill Zone.  These two holes intersected 1.5 of 215 g/t Au and 1.5 m of 16,949 g/t Au respectively in what would eventually be called the VOK Zone.  Drilling in 2009 totaled 17,846 m in 37 holes, of which 2,913 m in 6 holes was targeted at the VOK Zone.

10.3	Pretivm drilling

In 2010, the drill program was designed to further define the bulk tonnage mineralization found the previous year, as well as attempt to define a high grade resource at the VOK Zone.  In this year, a total of 73 diamond drillholes was completed which totaled 33,400 m.  Of this, 11 holes comprising 3,693 m were targeted at the VOK Zone, and 2 holes, totaling 1,119 m at the footwall of West Zone.  In the VOK Zone, wide spaced drilling intersected enough high grade mineralization to confirm the exploration potential of the zone.  The exploration potential included the preliminary definition of some of the ore controls which put the intersections into a geologic context.  The West Zone drilling intersected a broad zone of bulk tonnage mineralization within which were several high grade intersections.

The 2011 diamond drill program was the first in almost 20 years that was focused specifically on defining high grade resources.  In this year a total of 178 holes was completed totaling 72,805 m in holes SU-110 to SU-288.  Included in this were 97 holes (41,219 m) targeted at the VOK Zone, 16 holes (7,471 m) at West Zone, and 21 holes (7,220 m) targeting the surrounding areas.  The remaining drilling was focused on expansion of Shore Zone, testing for structurally controlled high grade mineralization in Galena Hill and Bridge Zones, and testing new target areas.  Drill collar coordinates, and results of the drilling in 2011 are described by P&E in Gaffari et al., (2012) and are provided in Appendix A, Appendix B and Appendix C.

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In 2011 the drilling contractors were Radius Drilling from Prince George BC, and Matrix Drilling from Kamloops BC.  They both used Hydracore drill rigs.

Core sizes for Pretivm’s surface collared drillholes are PQ (85 mm diameter), HQ (63.5 mm diameter) and NQ (47.6 mm diameter).  Approximately 50 to 60% of core is HQ size.  For drillholes less than 600 m length, core size is commenced at HQ and is reduced to NQ when conditions require.  For drillholes greater than 600 m length the commencing core size is PQ which is run down to approximately between 200 and 300 m in order to minimise drill path deviation.

The drill collars were surveyed by McElhanney Surveying from Terrace, BC.  McElhanney Surveying use a total station instrument and permanent ground control stations for reference and have completed all the surveying on the project since 2009.  Drillhole paths are surveyed at a nominal 50 m interval using a Reflex EZ single shot instrument.

A drill plan showing the locations of the 2009 through 2011 drilling is presented in Figure 10.1.  Representative examples of drill sections through the VOK Zone and West Zone deposits are shown in Figure 7.10 to Figure 7.17.

Drill core logging and handling procedures were the same for all three programs.  At the end of each drill shift all core was transported to the core logging and core splitting facility on site.  Prior to any geotechnical and geological logging, the entire drill core was photographed in detail using a digital camera.  These images were stored in individual files per drillhole.

A trained geo-technician recorded the core recovery and rock quality data for each measured drill run.  All lithological, structural, alteration and mineralogical features of the drill core were observed and recorded during the geological logging.  This information was later transcribed into the computer using a program that was compatible with Gemcom software.

The geologist responsible for logging a drillhole assigned sample intervals with the criteria that the intervals did not cross geologic contacts and the maximum sample length was 2 m.  Within any geologic unit, sample intervals of 1.5 m long could be extended or reduced to coincide with any geologic contact.  Sample lengths were rarely greater than 2 m or less than 0.5 m, and generally average 1.5 m.  Every drillhole was sampled in its entirety from top to bottom.

It is the author’s opinion that the core logging procedures employed are thorough and provide sufficient geotechnical and geological information.  There is no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.  The author believes that drilling has been conducted using industry standard guidelines.

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Figure 10.1	Brucejack Property diamond drillhole plan

GOLDEN MARMOT ZONE
SG / BONANZA ZONE
GOSSAN HILL
SHORE ZONE
WEST ZONE
WEST ZONE FOOTWALL
GALENA HILL ZONE
WATERLOO ZONE
VALLEY OF THE KINGS ZONE
BRIDGE ZONE
6262000 N
6261000 N
6260000 N
6259000 N
6258000 N
6257000 N
425000 E
426000 E
427000 E
428000 E
LEGEND
Drill Hole Collars
2009
2010
2011
SCALE 1 : 15000
(m)
-100 0 100 200 300 400 500
UTM NAD83 ZONE 9

(Source: Pretivm)

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11	Sample preparation, analyses and security

Information in this section has been excerpted from P&E sections within Gaffari et al., (2012) and updated.

11.1	Sample preparation before dispatch of samples

Upon completion of the geological logging, the core was moved to the splitting area where the core was either split or sawn in half lengthwise using a wet diamond saw.  All PQ core was sawn as the core was too big to fit into the splitters.  Likewise, any sample intervals which contained visible gold or interesting mineralization were also sawn.  All other core was cracked in half using a standard hammer/blade core splitter.  One-half of the drill core was placed in a plastic sample bag with the appropriate sample tag and the other half was returned to its original position in the core box.  The sample bags were placed in 4 or 5 rice sacks and flown to the staging area by helicopter.  Individual work orders were generally between 80 and 120 samples, including standards, blanks and field duplicates.  At the staging area, a local expediter brought the samples to Stewart where they were loaded onto a 5 tonne truck and locked for the night in the company’s warehouse.  The next morning they were driven to the ALS Minerals sample preparation facility in Terrace, BC.

Split PQ samples weigh approximately 10 kg.  HQ samples are around 6 kg, and NQ 3 kg to 4 kg.  These weights assume a nominal 1.5 m sample length.  In general, the average sample size submitted to the analytical laboratory was 6.5 kg.

Pretivm’s Qualified Person for field activities is Mr Ken McNaughton.

11.2	Analytical laboratory

The 2011 program on the Property used ALS Chemex (“ALS”) as the principal laboratory.  The samples that were originally sent to ALS in Terrace, BC, for sample preparation were then forwarded to the ALS facility in Vancouver, BC, for analysis.

ALS is an internationally recognized minerals testing laboratory operating in 16 countries and has an ISO 9001:2000 certification.  The laboratory in Vancouver has also been accredited to ISO 17025 standards for specific laboratory procedures by the Standards Council of Canada (SCC).

A second laboratory, SGS Canada, was used as a check and as a comparison with ALS.

11.2.1	Method

Samples at ALS were crushed to 70% passing 2 mm, (-10 mesh).  Samples were riffle split and 500 g were pulverized to 85% passing 75 µm (-200 mesh).  The remaining coarse reject material was returned to Pretivm for storage in their Smithers warehouse for possible future use.

Gold was determined using fire assay on a 30 g aliquot with an atomic absorption (AA) finish.  In addition, a 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver.

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11.2.2	Density determinations

Density determinations were done by ALS using the pycnometer method on pulps from the drilling program.  Pretivm’s QP selected the samples as the programs were progressing to maintain good coverage over a wide range of locations and rock types.  A total of 1,038 density determinations have been completed, including 759 determinations during the 2011 drilling program.

The core is very competent and there is not expected to be a material difference between these pulp specific gravity measurements and bulk density.

11.3	Quality assurance and quality control

During 2011, data were entered into a data capture tool suited for import to a database.  Data were then sent digitally to Caroline Vallat at GeoSpark Consulting Inc., (“GeoSpark”).

Updated sampling data were provided regularly, including down hole primary sample details as well as reference to duplicate samples and standards and blanks inserted throughout the sampling.  The drillhole header, survey, and down hole attribute data were also provided on a regular basis.

To the best of GeoSpark’s knowledge the sample data were provided in their original digital state, and there is no reason to suspect any data tampering.

Data provided were loaded to a relational database suited for quality assurance and quality control on the analytical results reported by ALS Minerals, Vancouver.  The database was reviewed regularly to ensure that the data remained functional for use by eliminating down hole interval overlaps, records beyond end of hole depths, addressing any data entry issues related to the down hole attribute codes, for example. Updates were also made to the sampling table wherever quality assurance and quality control (“QAQC”) measures revealed data entry issues related to the sample identities or details.  For example, there were some issues where the wrong standard identity was entered and the returned analytical results clearly revealed the correct standard identity.  All updates to sample identities were tracked within the database.

All analytical results were entered directly from ALS and SGS Canada, (“SGS”) assay certificates to a database managed by GeoSpark.  The analytical results were then provided to Pretivm personnel for use internally.

The analytical records in the 2011 Brucejack database exist as they were provided from the laboratories.

The data were provided as they were originally produced and there was no need to perform manual verification.

Ongoing review of the analytical results took place in order to remedy any suspect analytical results.  Re-analyses were requested from the lab whenever there was a question of the accuracy of results reported.  In addition internal lab repeat and field duplicates were reviewed in order to monitor the repeatability or precision of results reported.

Any re-analyses were further reviewed and the results were assigned to the primary samples which were denoted with a suffix of 'R' meaning re-run.

Duplicates, standards, and blanks were inserted approximately every twentieth sample and amount to 5.86%, 5.76%, and 5.98% relative to the total number of primary samples submitted to ALS.  In addition a representative set of check samples was submitted to SGS Canada for analysis using similar analytical methods and techniques.  The check samples serve to define any bias in the primary results.

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This amount of QAQC data is sufficient to represent the quality of the sample analytical results reported by ALS.

Ongoing documentation of the analytical result QAQC was provided to Pretivm (Vallat 2011).

Upon finalization of the 2011 Project database maintained by GeoSpark, the data were provided directly to P&E and In turn, to Snowden.

Vallat (2011) concluded:

“With consideration of inhomogeneity within the Brucejack project mineralization as a function of nugget mineralization and the nugget effect, and thorough review of the analytical results reported on field duplicates, a satisfactory level of precision has been inferred for the primary sample results. Additionally, initial review of the internal lab repeat results at the time of analysis reporting has increased the confidence in results reported by ALS Chemex.

Mineral concentrations reported on standard and blank materials have been consistently monitored in order to remove any concern of local contamination or instrumentation issues.

The detailed review of the standard and blank results has inferred that there is strong accuracy in the primary sample results reported by ALS Chemex.

Check sampling has shown that there is no need for concern of bias in the primary sample results reported.

The quality assurance and quality control measures taken and addressed herein have allowed for overall confidence in the analytical results reported for the 2011 Brucejack project.”

Upon finalization of the 2011 Project database maintained by GeoSpark, the data were provided directly to the resource estimators (P&E in late 2011 and Snowden in 2012).

11.4	Author’s opinion on date sample preparation, security and analytical procedures

Procedures undertaken to date by Pretivm have been under the supervision and security of the issuer’s staff, as far as drill core sampling prior to dispatch.  Laboratory sample reduction and analytical procedures have been conducted by independent accredited companies with acceptable practices.

Pretivm ensures quality control is monitored through the insertion of blanks, certified reference materials and duplicates.

It is the author’s opinion that the sample preparation, security, and analytical procedures are satisfactory.

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12	Data verification

Information in this section has been excerpted from P&E sections within Gaffari et al., (2012) and updated.  The current drilling and sampling database is identical to the 2011 database used by P&E as described in Gaffari et al., (2012).  In that exercise, the following verification was described (excerpted from Gaffari et al., (2012):

12.1	Site verification and independent sampling by P&E

The Property was visited by Mr. Fred Brown, CPG, Pr.Sci.Nat. from September 13 to 15, 2011.  Independent verification sampling was done on diamond drill core, with ten samples distributed in nine holes collected for assay.  An attempt was made to sample intervals from a variety of low- and high-grade material.  The chosen sample intervals were then sampled by taking the remaining half-split core.  The samples were then documented, bagged, and sealed with packing tape and were brought by Mr. Brown to ALS in Terrace, BC for analysis.

At no time, prior to the time of sampling, were any employees or other associates of Pretivm advised as to the location or identification of any of the samples to be collected.

A comparison of the P&E independent sample verification results versus the original assay results can be seen in Figure 12.1 and Figure 12.2.

Figure 12.1	P&E independent site visit sample results for gold

(Source: Gafari et al (2012))

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Figure 12.2	P&E independent site visit sample results for silver

12.2	Data verification by Snowden

Snowden’s QP Mr Ivor Jones visited the Brucejack site on 15 and 16 February 2012 and takes the overall responsibility for data verification for this report.  The following items were verified:

•	Cross-check of Pretivm drill logs with drill core. Example core was reviewed with Mr. Ken McNaughton.

•	Core handling, storage and security at Pretivm’s core storage facility in Stewart.

•	Core logging process, alignment, recovery, mark-up and core sawing, sampling.

•	Insertion of blanks, certified reference material.

•	Core shack at the Brucejack Camp.

•	Review of drill logs, assay records and interpretations at the Pretivm Vancouver office.

•	Review of NI 43-101 Technical Reports incorporating the Geospark data validation work completed in 2011.

•	Snowden carried out a basic statistical and visual validation of the data prior to estimation and found no significant issues.

The author has not undertaken a complete data verification study, however sufficient checks have been completed to satisfy the author that the Brucejack drilling and sampling data is suitable to use in estimating a Mineral Resource to support a preliminary economic assessment.

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13	Mineral processing and metallurgical testing

Information in this section has been excerpted from Gaffari et al., (2012) and condensed and updated.  The reader is referred to Gaffari et al., (2012) for detailed information.

13.1	Introduction

The Project consists of several mineralization zones mainly including the West Zone, VOK Zone, Galena Hill Zone, and the Gossan Hill (R8) Zone.  The key valuable metals in the mineralization of the Project are gold and silver.  The test work conducted on the Brucejack mineralization includes gold/silver bulk flotation, gravity concentration and cyanidation.  According to the information available for review, several testing programs have been carried out to investigate the metallurgical performance of the mineralization, including recent test work during 2009 and early 2011 and historical test work conducted between 1988 and 1990 for the feasibility study by Cominco Engineering Services Ltd (CESL) in March 1990.  Currently, Pretivm is conducting a comprehensive metallurgical test program to further assess the metallurgical performance of the mineralization to support the feasibility study.  The ongoing test results are not included in this test work review.  Tetra Tech in Gaffari et al., (2012) reviewed the test work and summarized the results below.

13.2	Summary

The 2009 and 2011 preliminary metallurgical test work investigated the metallurgical responses of the mineral samples from various mineralization zones to bulk flotation, Pretium Resources Inc. 1-9 1291990100-REP-R0001-01 Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project gravity concentration and cyanidation.  The testing programs include open circuit process condition optimization and variability tests The test results showed that the mineralization was amenable to a combined flowsheet consisting of gravity separation, flotation and cyanidation (including intensive leaching), for the recovery of gold and silver.  The variability test results showed that the combined flowsheet could recover approximately 89 to 99% of the gold from the head samples containing approximately 1.79 g/t Au to 73.3 g/t Au.

The test work and mineralogical study also indicated that there is a significant amount of the gold in the mineralization present as free gold with a wide range of grain sizes.  The gravity concentration would recover approximately 30% of the gold from the variability test samples.

The grindability test results showed that the mineralization is moderately hard with an average Bond ball mill work index (BWI) of 16.0 kWh/t.

Further test work to optimize the flotation, gravity concentration and cyanidation conditions is ongoing.

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13.3	Conclusions

The review of preliminary test work on the Brucejack mineralization led to the following conclusions:

•	Brucejack mineralization is moderately hard.

•	The test results suggest that the mineralization is amenable to a combined process. The process should include:

-	gravity concentration to recover coarse free gold and silver

-	flotation to produce rougher and scavenger concentrates

-	regrinding on the rougher and scavenger concentrates

-	gravity concentration to recover fine free gold and silver

-	cyanide leaching on gravity concentration tailings to produce gold/silver doré including intensive cyanide leaching.

•	The test results indicate that there is significant variation in metallurgical performance between the mineralization samples.

•	The process conditions from the test work have not yet been optimized. Excess cyanide was used to ensure cyanide dosage was not a limiting factor in evaluation of previous metal recovery.

13.4	Recommendations

Further test work is recommended to:

•	confirm the findings of the test work completed to date

•	optimize the process flowsheet, especially gravity separation process, primary grind size, regrind size and flotation optimization

•	further investigate metallurgical performances, and determine engineering related data.

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14	Mineral Resource estimates

Snowden has carried out Mineral Resource estimates for the VOK Zone and West Zone mineralized areas within the Brucejack Project.  The new estimates include some areas previously reported as Gossan Hill and Bridge Zone (P&E in Gaffari et al., 2012).  The new estimates are reported at a high-grade cut-off for potential underground extraction whereas previous estimates were reported at a lower-grade cut-off in those regions where open-pit mining is potentially achievable.

14.1	Disclosure

Mineral Resources were prepared by Snowden under the supervision of the author, Ivor Jones, Senior Principal Geologist an employee of Snowden Mining Industry Consultants Inc. (Olssen and Jones, 2012).

The author, by way of experience and qualifications, is a Qualified Person as defined by NI 43-101 and is independent of Pretivm.

14.2	Known issues that materially affect mineral resources

The author is not aware of any permitting, legal, title, taxation, socio-economic, and marketing or political issues that could materially affect the Mineral Resource estimates.

14.3	Assumptions, methods and parameters

The estimates were prepared in the following steps:

•	Data validation.

•	Data preparation – this and subsequent steps are summarised below.

•	Exploratory data analysis of data.

•	Geological interpretation and modelling.

•	Establishment of block models.

•	Compositing of assay intervals.

•	Consideration of grade outliers.

•	Variogram analysis.

•	Derivation of kriging plan.

•	Grade value estimation.

•	Deduction for prior mined volume.

•	Classification of estimates with respect to CIM Definition Standards, and.

•	Resource tabulation and resource reporting.

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14.4	Data provided

The database used by Snowden for the VOK Zone estimate contains 156 drillholes for 59,100 m including 9 historical surface drillholes (579 m) and 147 surface drillholes completed since 2009 (58,521 m).

The database used by the author for the West Zone estimate contains 756 drillholes for 62,208 m including 439 underground drillholes (24,688 m), 269 historical surface drillholes (21,321 m) and 48 surface drillholes completed since 2009 (17,199 m).

The data used in the estimates exclude intervals with no gold (Au) and silver (Ag) values and drillholes outside of the two areas (Table 14.1).

Figure 14.1 illustrates the location of the drillholes for VOK Zone and West Zone.

Wireframes were also provided for the current topography, base of ice cap and lithological domains in the VOK Zone.  Snowden extended the supplied lithology domain wireframes 100 m to the east and west to ensure that the drillholes on the edge of the area were included.

Table 14.1	VOK Zone and West Zone area extents

Area	Easting (mE)	Northing (mN)	Elevation (mRL)
VOK Zone	426250 to 426700	6257520 to 6258400	Above 945
West Zone	426100 to 426900	6258400 to 6259100	Above 725

Sample data were provided by Pretivm in the form of ASCII text files and Excel spreadsheets containing collar, survey, assay and specific gravity data.  All data are in metric units and all collar coordinates were converted by Pretivm to the UTM NAD83 system.

14.5	Geological interpretation and modelling

A threshold grade of 0.3 g/t Au was found to generally identify the broad zones of mineralization in the drill cores.  As a result, Snowden used Pretivm’s interpretation of the lithological domains, together with a nominal 0.3 g/t Au grade cut-off to define a series of mineralized domains for estimation.

At the VOK Zone the mineralization was found to form a series of pods within the core Jurassic rocks, with the pods being formed by the cutting of the mineralization by mainly barren rhyolite intrusives.  Some mineralization was identified on the edges of the rhyolite intrusives; this edge mineralization was included in the Triassic mineralized domains as it appears to be either contact mineralization or the result of discrepancies in the geological logging.

Within the bounding Triassic and porphyry rocks, the mineralization forms a series of sub-vertical domains.  While there is some indication of a hard boundary between the Jurassic and porphyry in places, the mineralization crosses this contact in other places and the two rock types appear to have similar statistical characteristics.  As a result, the two lithological units were combined for estimation but the mineralized interpretation used the lithological boundaries as a guide where the contact appears to be hard.

The boundary between the Jurassic and Triassic/porphyry mineralized domains is a hard contact due to the unconformity on the boundary with a barren rhyolite intruded along most of the contact.

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At West Zone no lithology interpretation was available and a nominal 0.3 g/t Au grade cut-off was used to define the mineralized domains.

Figure 14.2 shows a cross section through the VOK Zone which illustrates the relationship between the lithological contacts and the mineralized domains.

Figure 14.3 shows an orthogonal view of the mineralized domains at the VOK Zone and West Zone.

Figure 14.1	Schematic showing the distribution of exploration drillholes

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Figure 14.2	Cross section showing lithological interpretation and mineralized domain interpretation at the VOK Zone

Figure 14.3	Orthogonal view of mineralized domain interpretation at the VOK Zone and West Zone

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14.5.1	Domains used for modelling

The VOK Zone was estimated using two mineralized domains; the first being within the core Jurassic rocks and the second within the bounding Triassic and porphyry rocks.  Review of the grade distributions for the two mineralized domains at the VOK Zone indicates that they are statistically similar except for at the upper end of the distribution where the Triassic mineralization has more extreme grades.  As a result of this difference in the extreme grades and the hard boundary between the two domains, these two domains were treated separately for estimation.

West Zone was estimated using a single mineralized domain.

In addition, the background (non-mineralized) material was estimated using the lithological domains as hard boundaries in the VOK Zone and a single non-mineralized domain in the West Zone.

14.6	Compositing of assay intervals

All data was composited to the dominant sample length of 1.5 m prior to analysis and estimation.

14.6.1	Summary statistics

Statistical analysis of the gold and silver data was carried out by lithological domain (at the VOK Zone) and mineralized domain.  Review of the statistics indicated that the grade distributions for the mineralization within the Triassic and porphyry lithologies are very similar and as a result these were combined for analysis.  The Jurassic mineralization shows a similar population distribution to the Triassic and porphyry but has more extreme grades making the populations differ at high grades.

The rhyolite and argillite domains are mainly barren with some contact mineralization included in the Jurassic mineralized domains.

All domains exhibit a strong positive skewness with high coefficient of variation and extreme grades.

Table 14.2 summarizes the statistics for gold and silver for the mineralized domains at the VOK and West Zones.  Due to clustering of the drilling in West Zone, the data for West Zone has been declustered for statistical analysis.

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Table 14.2	Summary statistics of composited data for mineralized domains

		Au g/t			Ag g/t
	Statistic	VOK Zone		West Zone	VOK Zone		West Zone
		Jurassic	Triassic/ porphyry		Jurassic	Triassic/ porphyry
	Samples	6,884	16,497	33,089	6,884	16,497	33,089
	Minimum	0.00	0.00	0.00	0.25	0.25	0.25
	Maximum	10,547	5,727	1,657	5,412	1,694	37,636
	Mean	7.69	2.18	1.40	11.28	7.00	30.66
	Standard deviation	189	64	17	100	31	219
	CV	24.62	29.18	11.84	8.86	4.48	7.15
	Variance	35,809	4,051	275	9,984	984	48,020
	Skewness	40.92	66.72	66.98	38.58	26.69	62.65
Percentile	10%	0.06	0.07	0.14	1.50	0.90	1.40
	20%	0.12	0.14	0.23	2.20	1.40	2.35
	30%	0.20	0.20	0.31	2.81	1.83	3.33
	40%	0.28	0.26	0.38	3.51	2.30	4.56
	50%	0.38	0.34	0.47	4.30	2.90	6.30
	60%	0.49	0.44	0.58	5.39	3.66	8.90
	70%	0.62	0.57	0.74	6.90	4.79	12.85
	80%	0.82	0.77	0.99	9.35	6.77	20.33
	90%	1.24	1.22	1.61	15.92	11.68	42.85
	95%	2.00	1.97	2.84	25.30	19.38	88.35
	97.50%	4.12	3.48	5.15	38.20	32.30	178.10
	99%	17.01	8.48	11.79	80.80	64.41	411.40

14.6.2	Extreme values – gold and silver

Around 2% of the VOK Zone and 5% of the West Zone data within the mineralized domains appears to lie in a separate high grade population which contains significant extreme grades.  The treatment of these extreme grades is discussed in the following section.

14.7	Consideration of grade outliers and estimation method

Assay populations from gold deposits are generally skewed and contain high grade outliers that can introduce bias to mineral resource estimates.

Both West Zone and VOK Zone exhibit extremely skewed grade populations for gold and silver where the high grades and the majority of the metal are located in less than 5% of the data, with individual raw gold grades of up to around 18,000 g/t Au.  As a result of this population distribution, standard estimation techniques have been found to significantly over smooth the grades.

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Discussions with Pretivm and analysis of the data indicated the mineralization can be split into a pervasive background mineralization and a separate high grade but discreet mineralization style.  In order to model this style of mineralization without smearing grade, Snowden separated the lower grade ‘background’ population from the higher grade population and estimated them independently.  For gold, a threshold of 5 g/t Au was selected to separate the two populations based on review of the population statistics and graphs.  The silver data was treated using the same method with a threshold of 50 g/t Ag for VOK Zone and 300 g/t Ag for West Zone (Figure 14.4).

With the separation of the lower and higher grade populations, the lower grade population is amenable to the ordinary kriging method of grade interpolation.

Multiple indicator kriging was selected for estimation of the high grade population to control the skewness of the data.  Multiple indicator kriging involves modelling variograms at a series of grade thresholds which allows the range of continuity to be reduced at the higher grades.  A mathematical model was then used to define the top end of the grade distribution.  The result of this estimation method is that, while no top cut is used to limit the higher grades, the higher grades are limited in their influence using a mathematical model based on the higher grade data to estimate grades in the top class based on probability rather using the individual extreme grades in the dataset for grade estimation.

14.8	Variogram analysis

Background and low grade population

Due to the positively skewed nature of the grade distributions, normal scores experimental variograms were modelled for gold and silver for the background and lower grade population estimates.   For the background variography in the VOK Zone, variograms were modelled for the lithological units outside of the mineralized domains.  The Triassic and porphyry units were combined and the rhyolite and argillite units were combined for analysis as they are statistically similar.

For the low grade in the VOK Zone variograms were calculated and modelled separately for the two mineralized domains using only data below the thresholds of 5 g/t Au and 50 g/t Ag.

For West Zone the background variography used all data outside of the mineralized domain.  For the low grade in West Zone there is only one mineralized domain and the variograms were calculated using only data below the thresholds of 5 g/t Au and 300 g/t Ag.

The normal scores models were back-transformed prior to estimation.  Table 14.3 summarizes the back-transformed variogram models.

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Figure14.4	Log probability plot showing threshold between lower and higher grade populations for gold and silver populations for gold and silver

VOK Zone (combined mineralized domains)
Au	Ag

West Zone
Au	Ag

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Table 14.3	Parameters to describe gold grade continuity for the background and low grade population estimates

Area	Grade	Orientation	Nugget	Structure 1		Structure 2
				Sill	Range	Sill	Range
VOK Zone Background Jurassic	Au	00à100			25		139
		-90à000	0.44	0.54	18	0.03	109
		00à010			16		17
		00à100			30		99
	Ag	-90à000	0.22	0.54	12	0.24	155
		00à010			18		72
VOK Zone Background Triassic/ porphyry	Au	00à100			20		69
		-90à000	0.61	0.39	24	0.01	199
		00à010			33		89
		00à100			21		139
	Ag	-90à000	0.20	0.57	27	0.22	511
		00à010			18		225
VOK Zone Background Rhyolite/ argillite	Au	00à100			15		126
		-90à000	0.29	0.40	24	0.31	38
		00à010			8		9
		00à100			40		91
	Ag	-90à000	0.35	0.46	6	0.19	37
		00à010			4		6
VOK Zone Low grade Jurassic	Au	00à110			13		114
		-90à000	0.21	0.47	23	0.32	130
		00à020			23		130
		00à110			31		139
	Ag	-90à000	0.20	0.58	31	0.23	212
		00à020			10		11
VOK Zone Low grade Triassic/ porphyry	Au	00à110			18		64
		-90à000	0.21	0.57	19	0.22	125
		00à020			19		54
		00à110			15		207
	Ag	-90à000	0.22	0.52	18	0.25	282
		00à020			16		77
West Zone Background	Au	00à130			62		262
		-80à040	0.26	0.73	105	0.01	130
		10à040			32		138
		00à130			15		90
	Ag	-80à040	0.18	0.73	85	0.09	105
		10à040			56		90
West Zone Low grade		00à120			20		194
	Au	-80à030	0.21	0.63	25	0.16	341
		10à030			7		35
		00à120			17		248
	Ag	-80à030	0.15	0.46	21	0.39	294
		10à030			6		59

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High grade population

Indicator variograms for gold were calculated and modelled for the high grade populations for the mineralized domains within VOK Zone and West Zone.  The two mineralized domains in the VOK Zone were combined for variography to provide additional data for analysis.  Given the small proportion of data above the high grade population threshold grade, experimental variograms were poorly structured.  As a result, experimental variograms were modelled for the 50th percentile of the distribution and then adapted for the 10, 20, 30, 40, 60, 70, 80, 90, and 95 percentiles of the distribution (Table 14.4).

It was not possible to model variograms for silver.  Given the high correlation between gold and silver (approximately 0.9 correlation coefficient), the gold variograms were also used for the estimation of the silver high grade population.

The upper tail of the high grade population distribution, above the 95 percentile, was modelled using a hyperbolic or power mathematical model for each mineralized domain for gold and silver.  Given the difference in the upper end of the distribution for the two mineralized domains in the VOK Zone, where the Triassic mineralization has more extreme grades, the upper tails were modelled separately for each of these domains.

Table 14.4	Parameters to describe gold grade continuity for a range of indicators for the high grade population estimate

Area	Cut-off (percentile)	Orientation	Nugget	Structure 1		Structure 2
				Sill	Range	Sill	Range
VOK Zone	10,20,30,40,50,60,70	-90à000			7		20
		00à290	0.51	0.23	7	0.26	20
		00à020			7		20
		-90à000			6		16
	80,90	00à290	0.51	0.23	6	0.26	16
		00à020			6		16
		-90à000			4		12
	95	00à290	0.51	0.23	4	0.26	12
		00à020			4		12
West Zone	10,20,30,40,50,60,70	-90à000			7		17
		00à240	0.56	0.06	4	0.38	13
		00à330			4		13
		-90à000			6		14
	80,90	00à240	0.56	0.06	3	0.38	10
		00à330			3		10
		-90à000			4		10
	95	00à240	0.56	0.06	2	0.38	8
		00à330			2		8

Probability

In order to estimate the proportion of the high grade population within each block, an indicator variogram was calculated and modelled for the mineralized domains at the population threshold (5 g/t Au and 50 g/t Ag for VOK Zone and 5 g/t Au and 300 g/t Ag for West Zone).  The two mineralized domains in VOK Zone were combined for variography to provide additional data for analysis.

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Given that less than 5% of the data within the mineralized domains is above the threshold, a lower cut-off was used to remove the background ‘waste’ and improve the quality of the indicator variograms.  The lower cut applied was 1 g/t Au for VOK Zone and West Zone and 30 g/t Ag for West Zone.

No variogram could be modelled for silver in VOK Zone and subsequently the gold variogram model was used for silver.

Table 14.5 summarises the variogram models used for the probability estimate.

Table 14.5	Parameters to describe gold grade continuity at the low grade / high grade popualtion threshold

Area	Cut-off threshold	Orientation	Nugget	Structure 1		Structure 2
				Sill	Range	Sill	Range
VOK Zone	Au 5 g/t	-90à000			3		13
		00à290	0.44	0.26	3	0.30	13
		00à020			3		5
		-90à000			3		13
	Ag 30 g/t	00à290	0.44	0.26	3	0.30	13
		00à020			3		5
West Zone	Au 5 g/t	-90à000			4		10
		00à240	0.37	0.45	4	0.18	10
		00à330			2		4
		-90à000			5		9
	Ag 300 g/t	00à240	0.41	0.21	2.5	0.38	4
		00à330			2		3

Density

Given the amount of density data, a single isotropic normal scores variogram was calculated and modelled for each area (VOK Zone 724 composites, and West Zone 297 composites).  The normal scores models were back-transformed prior to estimation.   Table 14.6 summarizes the back-transformed variogram models.

Table 14.6	Parameters to describe density continuity

Area	Orientation	Nugget	Structure 1		Structure 2
			Sill	Range	Sill	Range
VOK Zone
	Isotropic	0.01	0.75	14	0.25	55

West Zone
	Isotropic	0.04	0.29	15	0.67	155

14.9	Establishment of block models

A Datamine block model with cell dimensions of 10 mE by 10 mN by 10 mRL was coded to reflect the surface topography, base of overburden, lithological contacts, and the mineralization domains.

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This block model was used for estimation of the background grades and the low grade mineralized population within VOK Zone and the majority of West Zone.  Within the well informed portion of West Zone, with close spaced drilling of around 5 m by 5 m to 10 m by 10 m, the parent cell size was reduced to 5 mE by 5 mN by 5 mRL for estimation of the background grades and low grade mineralized population.

Two small scale discretized block models were created for the multiple indicator kriging estimates so that these point estimates could be subsequently reblocked to take into account the correct degree of smoothing at the final block size.  The discretized block models have parent cells sizes of 2.5 mE by 2.5 mN by 2.5 mRL for VOK Zone and the majority of West Zone and 1.25 mE and 1.25 mN by 1.25 mRL for the well informed portions of West Zone.

14.10	Grade interpolation parameters

Background

The background, non-mineralized domains were estimated using ordinary kriging into 10 mE by 10 mN by 10 mRL parent blocks.  The lithology domains in the VOK Zone were treated as hard boundaries for estimation.

Gold and silver grades were interpolated using 1.5 m composites with parameters established from the variography analysis.  Any target blocks that remained uninformed after the first pass search were subsequently estimated in a second and then third search pass using a broader search ellipse and different restrictions.

The interpolation was controlled by:

•	Minimum / maximum numbers of composites: set to 20 / 26 per block (8 / 26 for pass 2 and 3).

•	Discretisation: 4 by 4 by 4.

•	Maximum number of composites per hole: 8.

•	Search ellipse:

-	West Zone: 100 m by 100 m by 100 m (200 m by 200 m by 200 m for pass 2 and 400 m by 400 m by 400 m for pass 3).

-	VOK Zone Jurassic, rhyolite and argillite domains: 100 m by 100 m by 20 m (200 m by 200 m by 40 m for pass 2 and 400 m by 400 m by 80 m for pass 3).

-	VOK Zone Triassic and porphyry domains: 100 m by 100 m by 100 m (200 m by 200 m by 200 m for pass 2 and 400 m by 400 m by 400 m for pass 3).

Low grade population

The lower grade population was estimated using ordinary kriging into 10 m by 10 m by 10 m parent blocks, except for the well informed portion of West Zone which used a 5 m by 5 m by 5 m parent block. The mineralized domains were treated as hard boundaries for estimation.

Gold and silver grades were interpolated using 1.5 m composites with all data above the population threshold removed (5 g/t Au and 50 g/t Ag for VOK Zone and 5 g/t Au and 300 g/t Ag for West Zone).  Estimation parameters were established from the variography analysis.  Any target blocks that remained uninformed after the first pass search were subsequently estimated in a second search pass using a broader search ellipse and different restrictions.

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The interpolation was controlled by:

•	Minimum / maximum numbers of composites: set to 20 / 26 per block (8 / 26 for pass 2).

•	Discretisation: 4 by 4 by 4.

•	Maximum number of composites per hole: 8.

•	Search ellipse:

-	West Zone: 200 m by 300 m by 30 m (400 m by 600 m by 60 m for pass 2).

-	VOK Zone Jurassic domain: 100 m by 130 m by 20 m (200 m by 260 m by 40 m for pass 2).

-	VOK Zone Triassic and porphyry domain: 60 m by 125 m by 50 m (120 m by 250 m by 100 m for pass 2).

High grade population

The higher grade populations were estimated using multiple indicator kriging to control the skewness of the data.  Indicator variograms were modelled up to the 95 percentile of the data with a mathematical model used to define the top end of the grade distribution.  The threshold for the 95 percentile of the higher grade population for the VOK Zone is 509 g/t gold, and for the West Zone the threshold is 93 g/t gold.

The higher grade populations were estimated into small scale discretized blocks of 2.5 mE by 2.5 mN by 2.5 mRL for VOK Zone and the majority of West Zone and 1.25 mE and 1.25 mN by 1.25 mRL for the well informed portions of West Zone.  The estimates were subsequently reblocked into parent blocks twice the size of those used for the lower grade population estimates to further limit the influence of the highest grades in the highest grade areas.

The mineralized domains were treated as hard boundaries for estimation.  Gold and silver grades were interpolated using 1.5 m composites with all data below the population threshold removed (5 g/t Au and 50 g/t Ag for VOK Zone and 5 g/t Au and 300 g/t Ag for West Zone).

Estimation parameters were established from the variography analysis.  Any target blocks that remained uninformed after the first pass search were subsequently estimated in a second search pass using a broader search ellipse and different restrictions.  The maximum number of samples was kept small in the second search pass to prevent single extreme grades influencing the block estimates at a great distance.

The interpolation was controlled by:

•	Minimum / maximum numbers of composites: set to 8 / 20 per block (2 / 8 for pass 2).

•	Discretisation: 1 by 1 by 1.

•	Maximum number of composites per hole: 10.

•	Search ellipse:

-	West Zone: 50 m by 50 m by 50 m (150 m by 150 m by 150 m for pass 2).

-	VOK Zone: 50 m by 50 m by 50 m (150 m by 150 m by 150 m for pass 2).

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Probability

The proportion of the higher grade mineralization was estimated into each block and used to combine the two estimates in the determination of the overall block grade.  For example, if a block had a probability of 5% high grade then the final block grade would combine 95% of the low grade estimate with 5% of the high grade estimate.  The influence of the high grade population above the 95 percentile is therefore greatly restricted.

An indicator estimate was run at the population threshold for gold and silver (5 g/t Au and 50 g/t Ag for VOK Zone and 5 g/t Au and 300 g/t Ag for West Zone), using all of the data within the mineralized domains.  Estimation was into the small scale discretized blocks used for the high grade population estimates.  The resultant probabilities were reblocked into parent blocks the same size of those used for the lower grade population estimates.

The mineralized domains were treated as hard boundaries for estimation.  Probability for gold and silver were interpolated using 1.5 m composites.  Estimation parameters were established from the variography analysis and used a single search pass only to prevent spreading the probability estimate too far.

The interpolation was controlled by:

•	Minimum / maximum numbers of composites: set to 5 / 50 per block.

•	Discretisation: 1 by 1 by 1.

•	Maximum number of composites per hole: 10.

•	Search ellipse:

-	West Zone: 75 m by 75 m by 30 m.

-	VOK Zone: 75 m by 75 m by 30 m.

For VOK Zone, around 2% of the data is above 5 g/t Au and the average proportion of high grades within the blocks was estimated at 2% within the Indicated portions of the estimate.  For West Zone, around 5% of the data is above 5 g/t Au and the average proportion of high grades within the blocks was estimated at 5% within the Measured and Indicated portions of the estimate.

14.11	Density estimation and assignment

Density was estimated using ordinary kriging into 10 mE by 10 mN by 10 mRL parent blocks where sufficient data was available. The lithology domains in the VOK Zone were treated as hard boundaries for estimation.

Density values were interpolated using 1.5 m un-cut composites with parameters established from the variography analysis.  Any target blocks that remained uninformed after the first pass search were set to the average density of 2.78 t/m3.

One outlier of 3.71 t/m3 was removed from the dataset prior to estimation.

The interpolation was controlled by:

•	Minimum / maximum numbers of composites: set to 8 / 32 per block.

•	Discretisation: 4 by 4 by 4.

•	Maximum number of composites per hole: 8.

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•	Search ellipse:

-	West Zone: 100 m by 100 m by 100 m.

-	VOK Zone: 55 m by 55 m by 55 m.

Outside of these areas, the average density of 2.78 t/m3 was applied.  There is little variation in density between the different rock types.

14.12	Prior mining

A 3D wireframe model of the underground development and stopes at West Zone was represented by wireframes and coded in the block model to ensure that the reported Mineral Resource estimates are depleted for prior mining.

No mining has occurred at VOK Zone.

14.13	Model validation

Grade estimates and models were validated by: undertaking global grade comparisons with the input drillhole composites; visual validation of block model cross sections; and by grade trend plots.

14.13.1	Global comparisons

The final grade estimates were validated statistically against the input drillhole composites (declustered for West Zone).  Table 14.7 provides a comparison of the estimated grades compared to the input grades for the global estimate within the mineralised domains.  This statistical comparison shows that the domains validate reasonably well globally.  Note that the lower grade in the VOK Zone estimate is due to some extrapolation of lower grades at depth where there is sparse drillhole data.

Table 14.7	Comparison of the mean composite grade with the mean block model grade for the mineralised domains

	VOK Zone		West Zone
	Gold (g/t)	Silver (g/t)	Gold (g/t)	Silver (g/t)
Number of samples	23,381	23,381	33,089	33,089
Composite mean	3.80	8.26	1.40	30.66
Estimated mean	2.75	6.96	1.32	28.54

14.13.2	Visual validation

The gold and silver estimates show a good visual correspondence with the input composite grades.  Example sections through the higher grade portions of the main mineralised areas are illustrated in Figure 14.5 and Figure 14.6 for VOK Zone and West Zone respectively.

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Figure 14.5	Example cross section showing estimated gold grades compared to input composites within the mineralised domains for VOK Zone

Note: drillholes are shown with +/- 10 m clipping.

Figure 14.6	Example oblique section showing estimated gold grades compared to input composites within the mineralised domains for West Zone

Note: drillholes are shown with +/- 20 m clipping.

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14.13.3	Grade trend plots

Sectional validation graphs were created to assess the reproduction of local means and to validate the grade trends in the model.  These graphs compare the mean of the estimated grades to the mean of the input grades (declustered for West Zone) within model slices (bins) for the portion of the deposit estimated within search pass 1 or 2 for gold.  The graphs also show the number of input samples on the right axis, to give an indication of the support for each bin (Appendix D).

Validation graphs were created for the low grade population estimates, the high grade population estimates, the probability estimates and the final combined estimates for the VOK Zone and West Zone mineralised domains.

These graphs indicate that there is good local reproduction of the input grades in both the horizontal and vertical directions.  The high grade population estimate is quite smooth compared to the input data as expected.  This smoothing was incorporated into the high grade population estimate to prevent the over influence of the individual high grade samples when the high grade and low grade estimates are recombined.

14.14	Resource classification

The resource classification definitions used for this estimate are those published by the Canadian Institute of Mining, Metallurgy and Petroleum in their document “CIM Definition Standards”.

Measured Mineral Resource: that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource: that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource: that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

In order to identify those blocks in the block model that could reasonably be considered as a Mineral Resource, the block model was filtered by a cut-off grade of 5 g/t AuEq.

The blocks occurring above 5 g/t AuEq were classified as Measured, Indicated or Inferred.

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Classification was applied based on geological confidence, data quality and grade variability.  Areas classified as Measured Resources (“Rescat 1”) are within the well informed portion of West Zone where the resource is informed by 5 m by 5 m or 5 m by 10 m spaced drilling.  Areas classified as Indicated Resources (“Rescat 2”) are informed by 20 m by 20 m to 20 m by 40 m drilling within both West Zone and VOK Zone.  The remainder of the Mineral Resource is classified as Inferred Resource (“Rescat 3”) where there is some drilling information and the blocks lie within the mineralized interpretation.  Areas where there is no informing data and/or the lower grade material is outside of the mineralized interpretation are not classified as a part of the Mineral Resource (“Rescat 4”).

Figure 14.7 and Figure 14.8 illustrate example sections through the main areas of mineralization, coloured by resource classification (or “Rescat”) for VOK Zone and West Zone respectively.

Figure 14.7	Example cross section showing classification of resource estimate for VOK Zone with drilling coloured by gold grade

Note: drillholes are shown with +/- 20 m clipping.

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Figure 14.8	Example oblique section showing classification of resource estimate for West Zone with drilling coloured by gold grade

Note: drillholes are shown with +/- 10 m clipping.

14.15	Resource reporting

The Mineral Resources are reported above a cut-off grade of 5 g/t gold equivalent (AuEq) which reflects the potential economics of a high grade underground mining scenario.  The AuEq value for each block is calculated according to the formula (AuEq = Au + Ag/53) based upon prices of $US1,590 /oz and $US30 /oz for gold and silver respectively.  Recoveries for gold and silver are assumed to be similar.

High grade Mineral Resources for the VOK Zone and West Zone are summarized in Table 14.8 and Table 14.9 respectively.  The combined Mineral Resource is summarized in Table 14.10

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Table 14.8	VOK Zone Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Indicated	8.9	17.3	14.5	4.9	4.1
Inferred(2)	12.7	25.5	11.6	10.4	4.7

(1)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

(3)	Contained metal may differ due to rounding.

(4)
The Mineral Resource estimate stated in Table 14.8  is defined using 5 m by 5 by 5 m blocks in the well drilled portion of West Zone (5 m by 10 m drilling or better) and 10 m by 10 m by 10 m blocks in the remainder of West Zone and in VOK Zone.

Table 14.9	West Zone Mineral Resource estimate based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Measured	2.4	5.85	347	0.5	26.8
Indicated	2.5	5.86	190	0.5	15.1
M+I	4.9	5.85	267	0.9	41.9
Inferred(2)	4.0	6.44	82	0.8	10.6

(1), (2), (3) and (4) See footnotes to Table 14.8

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Table 14.10	Mineral Resource estimate: VOK Zone and West Zone based on a cut-off grade of 5 g/t AuEq – April 2012(1)(4)

Area	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (Moz)	Silver (Moz)
Measured Resources
West Zone	2.4	5.85	347	0.5	26.8
Indicated Resources
West Zone	2.5	5.86	190	0.5	15.1
VOK Zone	8.9	17.3	14.5	4.9	4.1
Total – Measured and Indicated Resources
Total	13.7	13.2	104	5.8	46.0
Inferred(2) Resources
VOK Zone	12.7	25.5	11.6	10.4	4.7
West Zone	4.0	6.44	82	0.8	10.6
Total	16.7	20.9	28	11.3	15.3

(1), (2), (3) and (4) See footnotes to Table 14.8

Contribution of low grade, high grade and extreme grade populations

Within the final combined estimates, the proportion of metal attributable to the low grade (<5 g/t Au), high grade (5 g/t Au to 95 percentile) and extreme grade (>95 percentile) populations was calculated.  This information is reported in Table 14.11 and Table 14.12 for the combined Measured + Indicated and the Inferred portions of the VOK Zone and West Zone resources.

Table 14.11	Contribution of grade populations to the estimate – VOK Zone

Classification	Population		Tonnes	Gold metal (oz)	Gold grade (g/t)	Contribution Gold metal
Indicated	Low grade	<5 g/t Au	8,459,759	175,364	0.64	4%
	High grade	5-509 g/t Au	322,426	3,000,640	289.46	61%
	Extreme grade	>509 g/t Au	86,072	1,752,591	633.32	36%
	Total		8,868,257	4,928,595	17.29	100%
Inferred	Low grade	<5 g/t Au	11,910,827	226,652	0.59	2%
	High grade	5-509 g/t Au	501,505	4,265,268	264.53	41%
	Extreme grade	>509 g/t Au	315,711	5,942,081	585.41	57%
	Total		12,728,044	10,434,000	25.50	100%

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Table 14.12	Contribution of grade populations to the estimate – West Zone

Classification	Population		Tonnes	Gold metal (oz)	Gold grade (g/t)	Contribution Gold metal
Measured + Indicated	Low grade	<5 g/t Au	4,248,979	144,221	1.06	16%
	High grade	5-93 g/t Au	668,730	777,212	36.15	84%
	Extreme grade	>93 g/t Au	785	2,467	97.73	0.3%
	Total		4,918,493	923,900	5.84	100%
Inferred	Low grade	<5 g/t Au	3,569,886	93,151	0.81	11%
	High grade	5-93 g/t Au	378,107	526,255	43.29	64%
	Extreme grade	>93 g/t Au	48,650	207,894	132.91	25%
	Total		3,996,643	827,299	6.44	100%

14.16	Comparison with previous Mineral Resource estimate

Gaffari et al (2012) reported Mineral Resource estimates prepared by P&E for seven zones (namely: West; Shore; Gossan; Galena; SG; Bridge and VOK).  The P&E study considered the potential for open pit mining of the near surface portions of the deposits.  Mineral Resource estimates were reported by P&E for higher grade portions of the deposits that are considered to be potentially minable by underground methods.

In the current study, Olssen & Jones (Snowden 2012) have only reported Mineral Resource estimates for the high grade portion of the West and VOK Zones that are considered to be potentially minable by underground methods, regardless of the open pit potential.  Further work is underway to produce new Mineral Resource estimates for the Brucejack zones, other than West and VOK.

Consequently it is not intended to directly compare the P&E and Snowden estimates since they represent different reporting scenarios.  A further constraint to any comparison is that the current Snowden study of West and VOK Zones incorporates portions of the adjacent Bridge and Gossan Hill Zones, as depicted in Figure 14.9.

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Figure 14.9	Schematic showing comparison of current estimation domains with prior P&E domains

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15	Adjacent properties

Information in this section has been excerpted from P&E sections within Gaffari et al., (2012) and updated.

Within the adjacent KSM property there are four copper-gold mineral deposits, namely Kerr, Mitchell, Sulphurets and Iron Cap.  All of these occurrences are situated within the claim holdings currently owned and operated by Seabridge.

Seabridge acquired the property from Placer Dome in June 2000.

In May 2011, an updated Preliminary Feasibility Study increased Mineral Reserves, extended mine life, estimated Base Case operating costs as US$105 per ounce during the first seven years and improved Base Case total net cash flow by US$4.5 billion. Engineering work is now focused on evaluating two different throughput expansion scenarios and potential underground mining in the later years. These results indicate an estimated Reserve statement as shown in Table 15.1. All information for this section has been taken from the Seabridge website at www.seabridgegold.net.

Table 15.1	Mineral reserve estimates for adjacent property

The author for this report has not verified the information concerning Seabridge, and the information is not necessarily indicative of the mineralization at the Brucejack Project.

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16	Other relevant data and information

16.1	Preliminary economic assessment 2011

Pretivm commissioned Wardrop to complete a preliminary economic assessment (“PEA”) on the high-grade gold and silver resources at the Brucejack Project as a “stand-alone” project, and results were made public in June, 2011.  The following consultants were commissioned to complete the component studies for the NI 43-101 Technical Report and Preliminary Economic Assessment:

•	Wardrop: processing, infrastructure, capital cost estimate, processing, operating cost estimate, and financial analysis;

•	AMC Mining Consultants (Canada) Ltd. (AMC): mining including mine capital and operating cost estimates;

•	P&E Mining Consultants Inc. (P&E): Mineral Resource estimate;

•	Rescan Environmental Services Ltd. (Rescan): environmental aspects, waste and water treatment;

•	BGC Engineering Inc. (BGC): tailings impoundment facility, waste rock and water management, and geotechnical design.

16.2	Updated preliminary economic assessment 2012

Pretivm commissioned Wardrop to complete an updated PEA on the Brucejack Project as a underground mining project in late 2011, and results were reported in Gaffari et al., (2012).  The following consultants were commissioned to complete the component studies for the NI 43-101 Technical Report and Preliminary Economic Assessment:

•	Wardrop: processing, infrastructure, capital cost estimate, processing, operating cost estimate, and financial analysis;

•	AMC Mining Consultants (Canada) Ltd. (AMC): mining including mine capital and operating cost estimates;

•	P&E Mining Consultants Inc. (P&E): Mineral Resource estimate;

•	Rescan Environmental Services Ltd. (Rescan): environmental aspects, waste and water treatment;

•	BGC Engineering Inc. (BGC): tailings impoundment facility, waste rock and water management, site wide groundwater studies, and geotechnical design for on site facilities;

•	GeoSpark Consulting Inc. (GeoSpark): quality assurance and quality control (QA/QC) and database management.

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17	Interpretation and conclusions

An updated Mineral Resource estimate has been prepared for the VOK and West Zones at the Brucejack Property of Pretivm located near Smithers, BC.  The Measured, Indicated and Inferred Mineral Resource estimates, effective April 2012 are intended for use in a preliminary economic assessment of a high grade underground mining scenario.  The Measured and Indicated Mineral Resource estimates could be used in a preliminary feasibility study.

In February 2012 a preliminary economic assessment was reported (Gaffari et al., 2012) based upon Mineral Resource estimates for the VOK and West Zones that are now superseded.  Gaffari et al (2012) reported Mineral Resource estimates prepared by P&E for seven zones (namely: West; Shore; Gossan; Galena; SG; Bridge and VOK).  The P&E study considered the potential for open pit mining of the near surface portions of the deposits.  Mineral Resource estimates were reported by P&E for higher grade portions of the deposits that are considered to be potentially minable by underground methods.

In the current study, Olssen & Jones (Snowden 2012) have only reported Mineral Resource estimates for the high grade portion of the West and VOK Zones that are considered to be potentially minable by underground methods, regardless of the open pit potential.  Further work is underway to produce new Mineral Resource estimates for the Brucejack zones, other than West and VOK.

Consequently it is not intended to directly compare the P&E and Snowden estimates since they represent different reporting scenarios.  A further constraint to any comparison is that the current Snowden study of West and VOK Zones incorporates portions of the adjacent Bridge and Gossan Hill Zones.

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18	Recommendations

The author makes the following recommendations:

•	Complete density measurements using a second technique (such as the weight in air, weight in water method) to add confidence in the density measurements already available.

•
Complete sufficient close-spaced drilling on the defined mineralization, particularly the high grade mineralization that is close to surface.  The aim should be to optimise the confidence in the resource estimates and subsequently improve the classification.

•	Open up underground workings at VOK and bulk sample the mineralization in one or two representative areas in order to reconcile tonnage and grade estimates.

•	Test for additional VOK mineralization at depth and along the eastern down plunge projection of the syncline.

•	Complete sufficient infill drilling to upgrade the classification of some of the Inferred Resources to Indicated Mineral Resources.

•	Continue to attempt to define high grade resources and their geological controls in the zones outside of VOK and West Zones.

•	Continue to refine the geological model with the aim of preparing a single integrated geological model.

•	Complete updated resource estimates for all zones including those zones outside of VOK and West Zones.

The budgeted cost for the drilling and associated studies (including the resource updates) is $20 million, whilst the cost of the underground bulk sample is budgeted at $25 million.  These costs are in Canadian dollars.

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19	References

Alldrick, D. J., and Britton, J. M. 1991: Sulphurets Area Geology; British Columbia Ministry of Energy, Mines and Petroleum Resources, Open Map File 1991-21.

Alldrick, D. J., and Britton, J. M. 1988: Geology and Mineral Deposits of the Sulphurets Area; British Columbia Ministry of Energy, Mines and Petroleum Resources Open Map File 1988-4.

Alldrick, D.J., Gabites, J.E. and Godwin, C.I. (1987): Lead Isotope Data from the Stewart Mining Camp; in Geological Fieldwork 1986, B.C. Ministry of Energy, Mines and Petroleum

Alldrick, D.J., Godwin, C.I., Gabites, J.E. and Pickering, A.D.R. (1990): Turning Lead into Gold - Galena Lead Isotope Data from Anyox, Kitsault, Stewart, Sulphurets and Iskut Mining Camps, Northwest B.C.; Geological Association of Canada/ Mineralogical Association of Canada, Vancouver `90, Program with Abstracts, page A2.

Anderson, R. G., and Thorkelson, D. J. 1990:Mesozoic stratigraphy and setting for some mineral deposits in Iskut River map area, northwestern British Columbia; Geological Survey of Canada, Paper 90-1F.

Anderson, R. G. 1989:A Stratigraphic, Plutonic, and Structural Framework for the Iskut River Map Area, Northwestern British Columbia; in Current Research, Part E, Geological Survey of Canada, Paper 89-1E, p. 145-154.

Britton, J. M. and Alldrick, D. J. 1988:Sulphurets Map Area; in Geological Fieldwork 1987, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1988-1, pp. 199-209.

Budinski, David, R. 1995: Summary Report on the Snowfield Project Sulphurets Property, Skeena Mining Division; private report prepared for Orcan Consultants.

Budinski D., McKnight R and Wallis C. (2001)  Sulphurets-Bruceside Property British Columbia technical report.  Pincock Allen & Holt Ltd. report for Silver Standard Resources.

Davies, A.G.S., Lewis, P.D., and Macdonald, A.J., 1994. Stratigraphic and structural setting of mineral deposits in the Brucejack Lake area, northwestern British Columbia; in Current Research 1994-A; Geological Survey of Canada, p.37-43.

Gaffari, H., Huang, J., Hafez, S. A., Pelletier, P., Armstrong, T., Brown, F.H., Vallat, C.J., Newcomen, H.W., Weatherly, H., Wilchek, L., Mokos, P. 2012: Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project.  NI43-101 Technical Report prepared for Pretium Resources Inc., by Tetra Tech, Wardrop, Rescan Environmental Services Ltd., P&E Mining Consultants Inc., Geospark Consulting Inc., BGC Engineering Inc., AMC Mining Consultants (Canada) Ltd. 328pp.  Effective Date 20 Feb 2012.

Gharibi, M., Turkoglu, E., Biswas, S. 2011: Spartan Magnetotelluric Survey Preliminary 1D MT Inversion Results, Quantec Geoscience Report CA00893S.

Greig, C.J. and Brown, D.A. 1990: Geology of the Stikine River-Yehiniko Lake area, northwestern British Columbia; program with abstracts, Geological Association of Canada-Mineralogical Association of Canada annual meeting, Vancouver, British Columbia, May 18-20, 1990.

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Henderson, J.R., Kirkham, R.V., Henderson, M.N., Payne J.G., Wright, T.O., and Wright, R.L. 1992:Stratigraphy and structure of the Sulphurets area, British Columbia; in Current Research, part A; Geological Survey of Canada, Paper 92-1AAlldrick, D. J., and Britton, J. M. 1991: Sulphurets Area Geology; British Columbia Ministry of Energy, Mines and Petroleum Resources, Open Map File 1991-21.

Kirkham, R.V. 1963. The geology and mineral deposits in the vicinity of the Mitchell and Sulphurets Glaciers, northwestern British Columbia; M.Sc. thesis, University of British Columbia, Vancouver, British Columbia, 122 p.

Kirkham, R.V. 1991: Provisional Geology of the Mitchell-Sulphurets Region, North-western British Columbia (104B/8, 9); Geological Survey of Canada, Open File 2416.

Kirkham, R.V. 1992.  Preliminary geological map of the Brucejack Creek area, British Columbia (part of 1048/8); Geological Survey of Canada, Open File 2550.

Kirkham, R.V. and Margolis, J. 1995. Overview of the Sulphurets area, northwestern British Columbia, in: .Porphyry Deposits of the Northwestern Cordillera of North America. CIMM Special Volume 46, T.G. Schroeter, ed., p. 473-482.

Lewis, P.D., Thompson, J.F.H., Nadaraju, G., Anderson, R.G., and Johannson, G.G. 1993. Lower and Middle Jurassic stratigraphy in the Treaty Glacier area and geological setting of the Treaty Glacier alteration system, northwestern British Columbia. In Current Research, Part A. Geological Survey of Canada, Paper 93-1A, p.75-86.

Lewis, P.D., Toma, A., and Tosdal R.M., compilers., 2001. Metallogenesis of the Iskut River Area, Northwestern British Columbia; Mineral Deposit Research Unit, The University of British Columbia, Special Publication Number 1. 337p.

Margolis, J. 1993: Geology and Intrusion Related Copper-Gold Mineralization, Sulphurets, British Columbia; Ph. D. thesis prepared for University of Oregon.

McPherson, M.D., McDonough, B., Roach, S.N. 1994.  1994 Exploration Summary, Sulphurets Joint Venture, Bruceside Project; unpublished Assessment Report for Newhawk Gold Mines Ltd.; British Columbia Ministry of Energy, Mines and Petroleum Resources, Assessment Report No. 24,610, 867 p.

Olssen. L., Jones, I. 2012.  Pretium Resources Inc: Valley of the Kings and West Zone. Project No. 3166. Resource Estimate. Report prepared by Snowden Mining Industry Consultants on behalf of Pretium Resources Inc. 83pp. April 2012.

Roach, S. and MacDonald, A. J. 1992:Silver-Gold Mineralization, West Zone, Brucejack Lake, North-western British Columbia (104B/8E); in Geological Fieldwork 1991, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1992-1, p. 503-511.

Vallat, C. 2011. Quality Assurance and Quality Control Report on the Brucejack 2011 Analytical Results. Brucejack Project, Skeena Mining Division, British Columbia, Canada. Report prepared by GeoSpark Consulting Inc. for Pretium Resources Inc.  52 pp.  22 Dec 2011.

Wardrop Engineering Inc. 2010: Technical Report and Preliminary Assessment of the Snowfield-Brucejack Project Document No. 1053750400-REP-R0001-04

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20	Certificate of author

(a)	I, Ivor W.O. Jones, Senior Principal Consultant of Snowden Mining Industry Consultants Inc., 87 Colin Street, West Perth, Western Australia; do hereby certify that:

(b)	I am the author of the report titled, “Pretium Resources Inc.: Brucejack Project Mineral Resource Update Technical Report” (the “Technical Report”) with an effective date of 3 April, 2012.

(c)
I graduated with an Honours Degree in Bachelor of Science in Geology from Macquarie University in Sydney in 1986. In 2001 I graduated with a Master of Science degree in resource estimation from the University of Queensland. I am: a Fellow and Chartered Professional of the Australasian Institute of Mining and Metallurgy. I have worked as a geologist continuously for a total of 25 years since graduation. I have been involved in resource evaluation for 20 years and consulting for 15 years, including resource estimation of primary gold deposits for at least 5 years. I have been involved in gold exploration and mining operations for at least 5 years. I have read the definition of ‘qualified person’ set out in NI 43-101 (“the Instrument”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements of a ‘qualified person’ for the purposes of the Instrument.

(d)	I visited the Brucejack property from 15 February to 16 February, 2012.

(e)	I am responsible for the overall preparation of the Report.

(f)	I am independent of the issuer as defined in section 1.4 of the Instrument.

(g)	I have had prior involvement with the property that is the subject of the Report. I reviewed a technical review prepared by Dr W. Board of Snowden in 2010.

(h)	I have read the Instrument and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

(i)
As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all the scientific and technical information that is required to be disclosed to make the Report not misleading.

(j)
I consent to the filing of the Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Dated at West Perth this 30th Day of April, 2012.

[signed]

Ivor W.O. Jones

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Appendix A	List of drillhole collar coordinates 2011 drilling campaign

Appendix B	VOK Zone drillhole intersection 2011

Note: drillhole intervals are not necessarily true widths

SU-210	31.5	79.5	48.0	0.85	7.8	VOK	
SU-213	110.8	185.5	74.7	1.25	8.3	VOK	
SU-214	293.0	387.0	94.0	0.95	3.6	VOK	
SU-216	75.5	87.5	12.0	6.14	24.3	VOK	
SU-219	72.0	170.5	98.5	1.60	13.4	VOK	
SU-220	85.5	106.0	20.5	0.96	15.3	VOK	
SU-223	137.5	139	1.5	16.8	37.7	VOK	
SU-224	5	6.5	1.5	6.52	13.4	VOK	
SU-225	300	330	30	1.4	7.1	VOK	
SU-226	108	222	114	1.07	11.0	VOK	
SU-230	162.5	163.65	1.15	17.6	19.3	VOK	
SU-231	320.88	351.5	30.62	1.74	4.0	VOK	
SU-232	158	177.5	19.5	1.13	4.7	VOK	
SU-234	192	207	15	7.87	9.3	VOK	
SU-235	29.3	53.5	24.2	1.96	9.1	VOK	
SU-236	207.2	235.5	28.3	0.85	5.1	VOK	
SU-237	144.52	147.52	3	87.15	248.4	VOK	2 samples cut to 130 ppm Au
SU-238	172	181	9	8.97	62.9	VOK	
SU-239	61.5	63	1.5	165.0	78.3	VOK	**-uncut**
SU-241	225.82	235.5	9.68	18.53	11.1	VOK	1 sample cut to 130 ppm Au
SU-242	123.5	133	9.5	1.44	4.1	VOK	
SU-243	35.5	78.79	43.29	3.53	16.9	VOK	
SU-244	163.5	165	1.5	20.70	8.8	VOK	
SU-246	274.61	313.5	38.89	0.80	3.8	VOK	
SU-247	138.5	141.5	3	10.49	12.8	VOK	
SU-248	110	118.32	8.32	1.57	40.7	VOK	
SU-249	115.59	117.5	1.91	37.29	460.0	VOK	1 sample cut to 130 ppm Au
SU-250	335	336.5	1.5	19.15	11.9	VOK	
SU-251		Metallurgical hole - not sampled				VOK	
SU-252	154.86	155.86	1	15.95	11.5	VOK	
SU-253	178.3	184.5	6.2	5.27	9.0	VOK	
SU-254	203	224	21	3.05	8.7	VOK	
SU-255	256	271	15	0.94	2.7	VOK	
SU-256	122.5	148	25.5	1.6	8.7	VOK	
SU-257	179	233	54	1.16	5.5	VOK	
SU-258		Metallurgical hole - not sampled				VOK	
SU-259	202.5	215.5	13	11.35	27.5	VOK	
SU-260	63.5	66.34	2.84	71.59	391.4	VOK	1 sample cut to 130 ppm Au
SU-261	55.5	171	115.5	1.95	20.0	VOK	
SU-262	24.5	26	1.5	14.55	241.0	VOK	
SU-263	337.5	416.5	79	1.14	4.5	VOK	
SU-264	175.5	224.5	49	0.97	8.8	VOK	
SU-265	270	318	48	1.026	3.0	VOK	
SU-266	246	274.5	28.5	1.28	4.6	VOK	
SU-267	72.5	146.5	74	0.8	9.4	VOK	
SU-268	189.5	197	7.5	3.57	15.4	VOK	
SU-269	176	179	3	5.58	8.3	VOK	
SU-270	1.87	15.5	13.63	5.42	8.7	VOK	1 sample cut to 130 ppm Au
SU-271	98.97	102.18	3.21	4.15	8.9	VOK	
SU-272	253	268	15	3.37	7.2	VOK	
SU-273	106.5	129	22.5	1.10	17.1	VOK	
SU-274	18.5	23.9	5.4	5.67	20.5	VOK	
SU-275	110.86	111.61	0.75	9.21	84.5	VOK	
SU-276	250	311.5	61.5	0.75	8.1	VOK	
SU-277	264.5	285.5	21	0.70	1.4	VOK	
SU-278	81	81.81	0.81	36.4	25.3	VOK

Note: drillhole intervals are not necessarily true widths

Appendix C	West Zone drillhole intersection 2011

Appendix D	Grade trend model validation plots

VOK Zone– Jurassic mineralised domain - gold
Low grade estimate 10 mN slices
Low grade estimate 10 mE slices
Low grade estimate 10 mRL slices

High grade estimate 10 mN slices
High grade estimate 10 mE slices
High grade estimate 10 mRL slices

Total combined estimate 10 mN slices
Total combined estimate 10 mE slices
Total combined estimate 10 mRL slices

VOK Zone– Triassic/porphyry mineralised domain - gold
Low grade estimate 10 mN slices
Low grade estimate 10 mE slices
Low grade estimate 10 mRL slices

High grade estimate 10 mN slices
High grade estimate 10 mE slices
High grade estimate 10 mRL slices

Total combined estimate 10 mN slices
Total combined estimate 10 mE slices
Total combined estimate 10 mRL slices

West Zone – mineralised domain - gold
Low grade estimate 10 mN slices
Low grade estimate 10 mE slices
Low grade estimate 10 mRL slices

Total combined estimate 10 mN slices
Total combined estimate 10 mE slices
Total combined estimate 10 mRL slices

Total combined estimate 10 mN slices
Total combined estimate 10 mE slices
Total combined estimate 10 mRL slices

VOK Zone– Jurassic mineralised domain - silver
Low grade estimate 10 mN slices
Low grade estimate 10 mE slices
Low grade estimate 10 mRL slices

High grade estimate 10 mN slices
High grade estimate 10 mE slices
High grade estimate 10 mRL slices

Total combined estimate 10 mN slices
Total combined estimate 10 mE slices
Total combined estimate 10 mRL slices

OK Zone– Triassic/porphyry mineralised domain - silver
Low grade estimate 10 mN slices
Low grade estimate 10 mE slices
Low grade estimate 10 mRL slices

High grade estimate 10 mN slices
High grade estimate 10 mE slices
High grade estimate 10 mRL slices

Total combined estimate 10 mN slices
Total combined estimate 10 mE slices
Total combined estimate 10 mRL slices

West Zone – mineralised domain - silver
Low grade estimate 10 mN slices
Low grade estimate 10 mE slices
Low grade estimate 10 mRL slices

High grade estimate 10 mN slices
High grade estimate 10 mE slices
High grade estimate 10 mRL slices

Total combined estimate 10 mN slices
Total combined estimate 10 mE slices
Total combined estimate 10 mRL slices

VOK Zone– combined mineralised domains - probability
Probability estimate 10 mE slices
Probability estimate 10 mN slices
Probability estimate 10 mRL slices

West Zone – mineralised domain - probability

Probability estimate 10 mE slices
Probability estimate 10 mN slices
Probability estimate 10 mRL slices

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer